UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Surgical Care Affiliates, Inc.

(Name of Subject Company)

Surgical Care Affiliates, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86881L106

(CUSIP Number of Common Stock)

Andrew P. Hayek

Chairman, President and Chief Executive Officer

Surgical Care Affiliates, Inc.

510 Lake Cook Road, Suite 400

Deerfield, Illinois 60015

(847) 236-0921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Shim, Esq.

James E. Langston, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.

The name of the subject company is Surgical Care Affiliates, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 510 Lake Cook Road, Suite 400, Deerfield, Illinois 60015, and the telephone number of its principal executive offices is (847) 236-0921.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”). As of February 15, 2017, there were 40,605,430 Shares issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above.

(b) Tender Offer.

This Schedule 14D-9 relates to the exchange offer by Spartan Merger Sub 1, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“Parent” or “UnitedHealth Group”), to acquire all of the outstanding Shares. Upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated February 21, 2017 (the “Prospectus/Offer to Exchange”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Prospectus/Offer to Exchange, and together with any amendments or supplements thereto, constitutes the “Offer”), each Share validly tendered and not properly withdrawn will be exchanged for consideration in the form of:

i.	$11.40 in cash, without interest and less any applicable withholding taxes (the “Default Cash Consideration”); and

ii.	a number of shares of UnitedHealth Group common stock, par value $0.01 per share, equal to (a) $45.60 divided by (b) the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including the third business day prior to the final expiration date of the Offer (the “UnitedHealth Group Trading Price”), together with cash in lieu of any fractional shares of UnitedHealth Group common stock, without interest and less any applicable withholding taxes (the “Default Stock Consideration”).

In lieu of delivering the Default Cash Consideration and the Default Stock Consideration, UnitedHealth Group may, by providing written notice to the Company no later than 5:00 p.m. New York City time, on the tenth business day prior to the final expiration date of the Offer, deliver (i) an amount in cash greater than the Default Cash Consideration and not to exceed $27.93 per Share, without interest and less any applicable withholding taxes (the “Alternative Cash Consideration”, and each of the Alternative Cash Consideration and the Default Cash Consideration, as applicable, being referred to herein as the “Cash Consideration”), and (ii) a number of shares of UnitedHealth Group common stock equal to (a) $57.00 minus the Alternative Cash Consideration, divided by (b) the UnitedHealth Group Trading Price, together with cash in lieu of any fractional shares of UnitedHealth Group common stock, without interest and less any applicable withholding of taxes (the stock consideration calculated in accordance with this clause (ii), the “Alternative Stock Consideration,” each of the Alternative Stock Consideration and the Default Stock Consideration, as applicable, being referred to herein as the “Stock Consideration,” and the applicable Stock Consideration and the applicable Cash Consideration together being referred to herein as the “Transaction Consideration”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by UnitedHealth Group and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2017 and in the Prospectus/Offer to Exchange, which is part of a Registration Statement on Form S-4 filed by UnitedHealth Group with the SEC on February 21, 2017. The Prospectus/Offer to Exchange and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

The Offer is being made pursuant to the Agreement and Plan of Reorganization, dated as of January 7, 2017, by and among UnitedHealth Group, Purchaser, Spartan Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of UnitedHealth Group (“Merger Sub 2”) and the Company (the “Merger Agreement”). The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized under the caption “Merger Agreement” of the Prospectus/Offer to Exchange.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation (the “First Surviving Corporation”) as a wholly owned subsidiary of UnitedHealth Group. Because the First Merger will be governed by Section 251(h) of the DGCL (“DGCL Section 251(h)”), no stockholder vote will be required to consummate the First Merger. At the effective time of the First Merger (the “Effective Time”), each outstanding Share (other than (i) Shares owned by UnitedHealth Group, Purchaser or any direct or indirect wholly owned subsidiary of UnitedHealth Group or any Shares held by the Company as treasury stock, or (ii) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL (“DGCL Section 262”) with respect to such Shares) will be converted into the right to receive the Transaction Consideration from Purchaser.

Immediately following the First Merger, the First Surviving Corporation will merge with and into Merger Sub 2, with Merger Sub 2 surviving such second merger (the “Second Merger”, together with the First Merger, the “Mergers”, and Merger Sub 2 thereafter, the “Surviving Company”). As a result of the Second Merger, the Surviving Company will be converted from a corporation into a limited liability company. It is intended that the Offer and the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Please read the discussion under the caption “Material U.S. Federal Income Tax Consequences” in the Prospectus/Offer to Exchange.

UnitedHealth Group formed Purchaser and Merger Sub 2 in connection with the Merger Agreement, the Offer and the Mergers. The Schedule TO states that the principal executive offices of each of UnitedHealth Group, Purchaser and Merger Sub 2 are located at 9900 Bren Road East, Minnetonka, Minnesota 55343, and the telephone number of their principal executive offices is (952) 936-1300.

The Offer and withdrawal rights will expire at 12:01 a.m., New York City time, on Tuesday, March 21, 2017, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Prospectus/Offer to Exchange.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website, www.sec.gov, or on the Company’s website at www.scasurgery.com. UnitedHealth Group and Purchaser have filed the Schedule TO and the Prospectus/Offer to Exchange on the SEC’s website.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9 or in the excerpts from the Company’s 2016 Definitive Proxy Statement, dated April 22, 2016 (the “2016 Proxy Statement”), filed as Exhibit (e)(3) to this Schedule 14D-9 (and incorporated by reference into this Item 3), as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates, or (ii) UnitedHealth Group, Purchaser or their respective executive officers, directors or affiliates. For further information with respect to these matters, see the 2016 Proxy Statement under the headings: “Security Ownership of Certain Beneficial Owners and Management”; “Executive Officer and Director Compensation”; “Summary Compensation Table”; “Grants of Plan-Based Awards During 2015”; “Outstanding Equity Awards at December 31, 2015”; “Options Exercised and Stock Vested During 2015”; “Equity Compensation Plans”; “2007 Option Plan”; “Pre-IPO Stand-Alone RSU Grant”; “2013 Omnibus Plan”; “Teammate Stock Purchase Plan”; “Potential Payments Upon Termination of Employment or Change-in-Control”; “Director Compensation”; and “Certain Relationships and Related Person Transactions”.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its executive officers, directors and affiliates that relate to the Offer and the Mergers.

Interests of Certain Persons

Certain members of management and the Company’s board of directors (the “Company Board”) may be deemed to have certain interests in the Offer and Mergers that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and the Mergers.

For further information with respect to the “golden parachute” compensation arrangements of the Company’s named executive officers, see “Item 8. Additional Information—Golden Parachute Compensation,” which is incorporated herein by reference.

Consideration for Shares, Company Stock Options, Company RSU Awards and Company Performance Share Awards in Connection with the Offer and the Mergers

Consideration for Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration for their Shares on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase pursuant to the Offer. As agreed by UnitedHealth Group under the terms of the Merger Agreement, if the First Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Transaction Consideration at the Effective Time.

The approximate value of the cash payments and the number of shares of UnitedHealth Group common stock that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. Pursuant to the Merger Agreement, each holder of a Share who would otherwise be entitled to receive a fraction of a share of UnitedHealth Group common stock under the Merger Agreement in respect of a Share will be paid an amount in cash (without interest) determined by multiplying (i) the UnitedHealth Group Trading Price, rounded to the nearest one-hundredth of a cent by (ii) the fraction of a share (after aggregating all Shares held by such stockholder and accepted for payment by Purchaser pursuant to the Offer or otherwise held by such stockholder at the Effective Time, as applicable, and rounded to the nearest one thousandth when expressed in decimal form) of UnitedHealth Group common stock to which such stockholder would otherwise be entitled. The information set forth in the table below is based on the number of Shares held by the Company’s directors and executive officers as of February 15, 2017, and an assumed UnitedHealth Group Trading Price of $160.50 (which is the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including the third business day prior to the hypothetical closing date of February 15, 2017), for the calculation of the value of the applicable Stock Consideration and cash in lieu of fractional shares. The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts are paid.

Consideration for Shares Received by Executive Officer or Director – Default Stock Consideration (1)

Name of Executive Officer or Director	Number of Shares Owned	Number of Shares of UnitedHealth Group Common Stock Received for Shares Owned	Cash Consideration for Shares Owned ($)(2)	Total Value Received for Shares Owned ($)(3)
Andrew P. Hayek	67,656	19,221	$771,421.50	$3,856,392
Thomas C. Geiser	69,783	19,826	$795,558	$3,977,631
Kenneth R. Goulet	—	—	—	—
Frederick A. Hessler	15,000	4,261	$171,109.50	$855,000
Sharad Mansukani	—	—	—	—
Jeffrey K. Rhodes	—	—	—	—
Michael A. Sachs	—	—	—	—
Todd B. Sisitsky	—	—	—	—
Lisa Skeete Tatum	—	—	—	—
Joseph T. Clark	15,880	4,511	$181,144.50	$905,160
Tom W.F. De Weerdt	5,772	1,639	$65,944.50	$329,004
Michael A. Rucker	41,265	11,723	$470,563.50	$2,352,105
Richard L. Sharff, Jr.	9,076	2,578	$103,563	$517,332

(1)	The table sets forth the approximate number of shares of UnitedHealth Group common stock and the value of the pre-tax cash payments, if any, that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares, assuming UnitedHealth Group does not elect to decrease the Stock Consideration pursuant to the Merger Agreement.
(2)	Includes cash for fractional shares of UnitedHealth Group common stock, calculated based on an assumed UnitedHealth Group Trading Price of $160.50 (which is the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including the third business day prior to the hypothetical closing date of February 15, 2017).
(3)	Includes the aggregate value of the UnitedHealth Group common stock to be exchanged for Shares owned.

Settlement of Certain Restricted Stock Units

Certain fully vested Company RSUs held by Messrs. Hayek, Geiser, Hessler and Sachs, Ms. Skeete Tatum and Dr. Mansukani will settle in Shares as a result of the transactions described herein, pursuant to the terms of such awards, and Messrs. Hayek, Geiser, Hessler and Sachs, Ms. Skeete Tatum and Dr. Mansukani will receive the Transaction Consideration with a pre-tax value of $3,892,644, $418,950, $264,366, $59,223, $188,898 and $418,950 respectively in exchange for such Shares at the Effective Time, upon the same terms and conditions as the other stockholders of the Company.

In addition, in connection with the transactions described herein, our directors will cease to be directors of the Company and as a result, any outstanding and unvested Company RSUs held by them will become vested and settled. Messrs. Geiser, Goulet, Hessler, and Sachs, Ms. Skeete Tatum and Dr. Mansukani will receive the Transaction Consideration with a pre-tax value of $180,120, $113,601, $180,120, $183,597, $180,120 and $180,120, respectively, in respect of those Shares. Any Company RSUs to be granted to our directors in 2017 prior to, and that remain outstanding and unvested at the time of, the consummation of the transactions contemplated herein will also become vested and settled in connection with the transactions described herein, as noted below.

As part of the Company’s regular annual equity grant practices, our executive officers and directors will receive their ordinary course grants in the first quarter of 2017, substantially on the same terms and conditions as applied to their awards in 2016, including with respect to additional vesting in the event of a termination related to a change in control. As a result of the fact that the Company RSUs granted to certain of our directors are expected to vest as a result of the transaction, the value of the directors’ grants are expected to be reduced in 2017. As of the date hereof, these awards have not been granted to our executive officers and directors, and these award amounts are not reflected in the disclosure herein.

Consideration for Shares Received by Executive Officer or Director in respect of the Settlement of Certain Company RSUs – Default Stock Consideration (1)

The following table sets forth Company RSU information related to the payments expected to be made to certain directors and executive officers of the Company in exchange for settlement of certain Company RSUs, as described above. The amounts listed below are estimates based on (i) an assumed closing date of February 15, 2017, (ii) equity award holdings as of such date and (iii) the per share Transaction Consideration payable for each Share underlying each such settling Company RSU (calculated based on an assumed price per share of UnitedHealth Group common stock of $160.50, which is the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including the third business day prior to the hypothetical closing date of February 15, 2017).

Name of Executive Officer or Director	Number of Company RSUs to be Settled in Shares	Number of Shares of UnitedHealth Group Common Stock Received for Shares in respect of Settling Company RSUs	Cash Consideration for Shares in respect of Settling Company RSUs ($)(2)	Total Value Received for Shares in respect of Settling Company RSUs ($)(3)
Andrew P. Hayek	68,292	19,402	$778,623	$3,892,644
Thomas C. Geiser	10,510	2,986	$119,817	$599,070
Kenneth R. Goulet	1,993	566	$22,758	$113,601
Frederick A. Hessler	7,798	2,215	$88,978.50	$444,486
Sharad Mansukani	10,510	2,986	$119,817	$599,070
Jeffrey K. Rhodes	—	—	—	—
Michael A. Sachs	4,260	1,210	$48,615	$242,820
Todd B. Sisitsky	—	—	—	—
Lisa Skeete Tatum	6,474	1,839	$73,858.50	$369,018
Joseph T. Clark	—	—	—	—
Tom W.F. De Weerdt	—	—	—	—
Michael A. Rucker	—	—	—	—
Richard L. Sharff, Jr.	—	—	—	—

(1)	The table sets forth the approximate number of shares of UnitedHealth Group common stock and the value of the pre-tax cash payments, if any, that each director and executive officer of the Company would receive in exchange for his or her Shares received in respect of the settlement of certain Company RSUs, as described above, in the Offer if they were to tender their Shares, assuming UnitedHealth Group does not elect to decrease the Stock Consideration pursuant to the Merger Agreement.
(2)	Includes cash for fractional shares of UnitedHealth Group common stock, calculated based on an assumed UnitedHealth Group Trading Price of $160.50 (which is the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including the third business day prior to the hypothetical closing date of February 15, 2017).
(3)	Includes the aggregate value of the UnitedHealth Group common stock to be exchanged for Shares received in respect of the settlement of certain Company RSUs, as described above.

Treatment of Company Stock Options, Company RSUs & Company PSAs

Under the terms of the Merger Agreement, outstanding equity-based awards held by our executive officers and directors will not participate in the Offer. Pursuant to the Merger Agreement, each option to purchase Shares that is outstanding immediately prior to the Effective Time will be cancelled and converted into an option to purchase a number of shares of UnitedHealth Group common stock (rounded down to the nearest whole number) equal to the product of (x) the number of Shares subject to such option and (y) $57.00 divided by the UnitedHealth Group Trading Price (the “Equity Award Conversion Ratio”), at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Share of such option immediately prior to the Effective Time divided by (B) the Equity Award Conversion Ratio. Each Company restricted stock unit (“Company RSU”) outstanding immediately prior to the Effective Time will be cancelled and converted into a restricted stock unit denominated in shares of UnitedHealth Group common stock (“UnitedHealth Group RSU”). The number of shares of UnitedHealth Group common stock subject to each UnitedHealth Group RSU will be equal to the product of (x) the number of Shares subject to such Company RSU immediately prior to the Effective Time and (y) the Equity Award Conversion Ratio, rounded down to the nearest whole share. Each Company performance share award (“Company PSA”) that is outstanding as of the Effective Time will be cancelled and converted into a performance share award denominated in shares of UnitedHealth Group common stock (“UnitedHealth Group PSA”). The number of shares of UnitedHealth Group common stock subject to each UnitedHealth Group PSA will be equal to the product of (x) the number of Shares subject to such Company PSA immediately prior to the Effective Time, multiplied by (y) the Equity Award Conversion Ratio, rounded down to the nearest whole share. The awards will otherwise continue to be subject to the terms and conditions applicable to the awards immediately prior to the Effective Time (including with respect to vesting and forfeiture), except that the post-change in control protection period, during which an individual whose employment is terminated by the Company without “cause” would benefit from accelerated vesting, is extended from two years to four years.

The approximate number of shares of UnitedHealth Group common stock that will underlie the UnitedHealth Group Stock Options, and UnitedHealth Group RSUs and UnitedHealth Group PSAs that each director and executive officer of the Company will receive in exchange for his or her Company Stock, and Company RSUs and Company PSAs that remain outstanding as of the Effective Time is set forth in the table below. This information is based on the number of Company Stock Options, Company RSUs and Company PSAs held by the Company’s directors and executive officers as of February 15, 2017 and an assumed UnitedHealth Group Trading Price of $160.50 (which is the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including the third business day prior to the hypothetical closing date of February 15, 2017) for the calculation of the Equity Award Conversion Ratio.

Name of Executive Officer or Director	Number of Shares Subject to Company Stock Options (#)	Number of Shares of UnitedHealth Group Common Stock Subject to UnitedHealth Group Stock Options Received for Company Stock Options (#)(1)	Total Value of Company Stock Options ($)	Number of Shares Subject to Company RSUs and PSAs (#)(3)	Number of Shares of UnitedHealth Group Common Stock Subject to UnitedHealth Group RSUs Received for Company RSUs and PSAs (#)(1)(2)	Total Value of Company RSUs and PSAs ($)
Andrew P. Hayek	572,724	203,397	$20,930,236.53	216,689	76,954	$12,351,273
Thomas C. Geiser	20,661	7,337	$937,559.70	10,510	—	$599,070
Kenneth R. Goulet	—	—	—	1,993	—	$113,601
Frederick A. Hessler	—	—	—	7,798	—	$444,486
Sharad Mansukani	9,921	3,523	$445,452.90	10,510	—	$599,070
Jeffrey K. Rhodes	—	—	—	—	—	—
Michael A. Sachs	—	—	—	4,260	—	$242,820
Todd B. Sisitsky	—	—	—	—	—	—
Lisa Skeete Tatum	—	—	—	6,474	—	$369,018
Joseph T. Clark	148,129	52,606	$5,026,183.45	43,303	15,378	$2,468,271
Tom W.F. De Weerdt	13,792	4,898	$217,224	30,083	10,683	$1,714,731
Michael A. Rucker	301,107	106,935	$11,490,507.51	53,570	19,024	$3,053,490
Richard L. Sharff, Jr.	99,377	35,292	$3,324,795.79	30,312	10,765	$1,727,784

(1)	These awards are being assumed as a result of the contemplated transaction and will remain outstanding, on their original terms (including with respect to vesting and forfeiture), except that the shares underlying the awards will be UnitedHealth Group Shares, adjusted by the Equity Conversion Ratio, and the double-trigger protection period has been extended from 2 years to 4 years.
(2)	As described above, outstanding Company RSUs held by our directors will vest and be settled in Shares as a result of the transaction, immediately prior to the Effective Time. As a result, these awards will not be assumed, and the directors will receive the Transaction Consideration in respect of those Shares.
(3)	The Company PSAs are reported based on the target number of performance shares subject to the award. The award will be settled with respect to a range between 0% and 120% of the target number of performance shares granted based on a determination of the Company’s attainment of its Adjusted EBITDA-NCI target in 2018 and system-wide operating revenues target (as defined in the award agreement) in 2018.

Treatment of the Company’s Teammate Stock Purchase Plan

Except for the six-month offering period under the Company’s Teammate Stock Purchase Plan (the “TSPP”) that commenced on January 1, 2017 (the “Final Offering”), no offering period will be authorized or commenced on or after the date of the Merger Agreement. If, with respect to the Final Offering, the Effective Time occurs prior to June 30, 2017 (which is the “Purchase Date” as defined in the TSPP), (i) each individual participating in the Final Offering will receive notice of the transactions contemplated by the Merger Agreement and will have an opportunity to terminate his or her outstanding purchase rights under the TSPP, (ii) the Final Offering will end prior to the Effective Time, and (iii) any remaining accumulated but unused payroll deductions will be distributed to the relevant participants without interest as promptly as practicable following such termination. Each TSPP participant’s accumulated contributions under the TSPP will be used to purchase Shares in accordance with the TSPP as of the end of the Final Offering (subject to the provisions of the TSPP regarding the maximum number and value of Shares purchasable per participant). The applicable purchase price for Shares will not be decreased below the levels set forth in the TSPP as of the date of the Merger Agreement. No individual will be permitted to increase his or her rate of contribution under the TSPP following the date of the Merger Agreement. The TSPP will terminate in its entirety prior to the Effective Time and no further rights will be granted or exercised under the TSPP thereafter.

As of February 15, 2017, assuming that the acceptance time of the Offer or, if the Offer is terminated, the Effective Time has not occurred prior to June 30, 2017 and assuming that the executive officers do not withdraw from the current offering period and a purchase price of $48.45, which is equal to 15% of the fair market value of a Share at the beginning of the Final Offering, approximately 62 Shares would be purchased by Tom De Weerdt at the end of the current offering period on June 30, 2017. None of the Company’s other executive officers currently participate in the TSPP.

Indemnification of Executive Officers and Directors

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favor of each present and former director or officer of the Company and any of its subsidiaries and any other person entitled to indemnification under any of the certificate of incorporation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents (such documents, “Organizational Documents”) of the Company or any subsidiary of the Company (collectively, the “Company Indemnified Parties”), solely when acting in their capacity as such, existing on the date of the Merger Agreement or as at such time provided in the Organizational Documents of the Company or any subsidiary of the Company, or any indemnification agreements between the Company or any of its subsidiaries and such Company Indemnified Party, will survive and continue in full force and effect for a period of six years after the Effective Time, except as required by applicable law.

The Merger Agreement also provides that from and after the Effective Time, the First Surviving Corporation and the Surviving Company will, and UnitedHealth Group will cause the First Surviving Corporation and the Surviving Company to, indemnify and hold harmless, to the fullest extent permitted by the Organizational Documents of the Company or any subsidiary of the Company, each Company Indemnified Party against any documented costs or expenses (including documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such individual’s service as a director or officer of the Company or any of its subsidiaries prior to or at the Effective Time. The First Surviving Corporation and the Surviving Company will also advance funds in respect of each Company Indemnified Party as incurred and to the fullest extent permitted by the Organizational Documents of the Company or of any subsidiary of the Company, provided that such Company Indemnified Party undertakes to repay such advances if it is finally determined by a final and nonappealable judicial determination that such person was not entitled to indemnification.

Prior to the Effective Time, the Company intends to obtain and fully pay the premium for directors and officers liability insurance with a claims reporting or discovery period of at least six years after the Effective Time, with terms and conditions no less favorable in the aggregate as the Company’s existing policies. If neither the Company nor the Surviving Company obtains such a “tail” insurance policy as of the Effective Time, then for six years after the Effective Time, the Surviving Company must either maintain in effect the insurance and indemnification policy of the Company in effect as of the date of the Merger Agreement or obtain an alternative insurance and indemnification policy, in each case with terms and conditions no less favorable in the aggregate than the Company’s existing policies, provided that the Surviving Company will not be required to pay annual premiums in excess of 200% of the premiums paid by the Company in 2016 for such insurance.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Employment Agreements and Severance Payments Following the Mergers

Andrew Hayek, Michael Rucker and Richard Sharff have previously entered into employment agreements with the Company, more fully described in Exhibit (e)(3)— “Summary Compensation Table”— “Employment Agreements”.

In connection with the Offer and the Mergers, UnitedHealth Group entered into employment agreements with Mr. Hayek, Mr. Rucker and Mr. Sharff, which have been filed as Exhibits (e)(20), (e)(21) and (e)(22) hereto, respectively, and are incorporated herein by reference. The effectiveness of each of these agreements is contingent upon the consummation of the Offer and the Mergers, and upon becoming effective will supersede any existing employment agreements between the Company and each executive.

Mr. Hayek

Under his employment agreement with UnitedHealth Group, Mr. Hayek will be continue to serve as Chief Executive Officer of the Company and will receive: (a) annual base salary of $820,000, (b) annual target bonus opportunity of not less than 120% of base salary, (c) an initial equity award with a value of $4,500,000, (d) a $2,000,000 face value term life insurance policy and a long-term disability policy covering 60% of base salary and (e) eligibility for annual equity awards, including a recommended equity award with a value of $4,500,000 for the 2018 plan year. In addition, the employment agreement with Mr. Hayek provides that if UnitedHealth Group terminates Mr. Hayek’s employment without “cause” or he resigns for “good reason”, Mr. Hayek will, subject to executing a standard separation agreement and release of claims, be entitled to: (i) 2 times his annualized base salary, (ii) any bonus or incentive compensation paid or payable to Mr. Hayek for the two most recent calendar years (excluding equity-related awards, payments under any long-term or similar benefit plan, or any other special or one-time bonus or incentive compensation payments) or 2 times target incentive (if termination occurs within 2 years following the effective date of the agreement), (iii) twelve thousand dollars ($12,000) lump sum payment to offset the costs of COBRA, (iv) accrued but unused vacation payable in lump sum, (v) outplacement services, and (vi) if termination occurs within 2 years following the effective date of the agreement, a pro rata bonus for the portion of the annual performance period that he is employed prior to the termination, based on the amount paid or payable to him for the most recent calendar year (excluding equity-related awards, payments under any long-term or similar benefit plan, or any other special or one-time bonus or incentive compensation payments) or, if termination occurs within 1 year following the effective date of the agreement, an amount equal to his target incentive. If termination of employment occurs within 2 years of the effective date of the agreement, the severance benefits in items (i), (ii), and (vi) will be payable in lump sum. If termination of employment occurs more than 2 years after the effective date of the agreement, the severance benefits in items (i) and (ii) above will be payable in equal bi-weekly installments over an 18 month period. In exchange, Mr. Hayek agreed to standard restrictive covenants, including a non-competition and non-solicitation obligation that extends for 2 years following the termination of employment, and non-disparagement and confidentiality obligations which extend indefinitely following the termination of employment.

Mr. Sharff and Mr. Rucker

Under Mr. Sharff’s employment agreement with UnitedHealth Group, Mr. Sharff will continue to serve as Executive Vice President, Corporate Secretary and General Counsel of the Company and will receive: (a) annual base salary of $435,625, (b) annual target bonus opportunity of not less than 65% of base salary, (c) an initial equity award with a value of $700,000, and (d) eligibility for annual equity awards, including a recommended equity award with a value of $700,000 for the 2018 plan year.

Under Mr. Rucker’s employment agreement with UnitedHealth Group, Mr. Rucker will continue to serve as Executive Vice President and Chief Operating Officer of the Company and will receive: (a) annual base salary of $476,625, (b) annual target bonus opportunity of not less than 77.5% of base salary, (c) an initial equity award with a value of $1,250,000, and (d) eligibility for annual equity awards, including a recommended equity award with a value of $1,250,000 for the 2018 plan year.

In addition, both of Mr. Sharff’s and Mr. Rucker’s employment agreements provide that if UnitedHealth Group terminates the executive’s employment without “cause” or the executive resigns for “good reason”, the executive will, subject to executing a standard separation agreement and release of claims, be entitled to: (i) 18 months of annualized base salary, (ii) pro rata bonus for the portion of the annual performance period that Executive is employed prior to the termination, based on the amount paid or payable to the executive for the most recent calendar year (excluding equity-related awards, payments under any long-term or similar benefit plan, or any other special or one-time bonus or incentive compensation payments), (iii) twelve thousand dollars ($12,000) lump sum payment to offset the costs of COBRA, (iv) accrued but unused vacation payable in lump sum, (v) outplacement services, and (vi) if termination occurs within 2 years following the effective date of the agreement, an amount equal to 1.5 times target annual incentive bonus. If termination of employment occurs within 2 years of the effective date of the agreement, the severance benefits in items (i), (ii), and (vi) will be payable in lump sum. If termination of employment occurs more than 2 years after the effective date of the agreement, the severance benefits in items (i) and (ii) above will be payable in equal bi-weekly installments over an 18 month period. In exchange, Mr. Sharff and Mr. Rucker agreed to standard restrictive covenants, including a non-competition and non-solicitation obligation that extends for 18 months following the termination of employment, and non-disparagement and confidentiality obligations which extend indefinitely following the termination of employment .

Amendment of Company Employment Agreement with Joseph Clark

The Company previously entered into an employment agreement with Joseph Clark, which has been filed as Exhibit (e)(23) and is incorporated herein by reference. In connection with entering into the Transaction Documents, Joseph Clark and the Company agreed to an amendment, which has been filed as Exhibit (e)(24) and is incorporated herein by reference. The amendment, which is contingent upon the consummation of the Offer and Mergers, provides that Mr. Clark will continue as Executive Vice President and Chief Development Officer of the Company and amends the term of the employment agreement to June 30, 2020 and provides for the orderly reduction of Mr. Clark’s duties and responsibilities over the remaining term. Mr. Clark will commence a reduced role of 75% of his full time employment on July 1, 2017, and his role will further reduce over time, with each reduction resulting in a commensurate reduction in base compensation. Mr. Clark agreed that he would not have the right to terminate his employment for “good reason” upon the acquisition by UnitedHealth Group or as the result of a relocation of his principal work location.

In exchange, the Company agreed that, subject to Mr. Clark’s continued employment as of the date of grant, Mr. Clark would be entitled to an equity award grant in 2017 with an aggregate value of $1,000,000 and on the same terms and conditions as apply to the 2017 grants made to other executives, except that the award, the vesting of which will be in part time-based and in part both time and performance-based, will vest over the remaining employment term. This 2017 grant is the only equity or long-term incentive award to which Mr. Clark is expected to be entitled for the remainder of the employment term.

Except as provided above, Mr. Clark’s existing employment agreement remains in full force and effect in accordance with its existing terms. See Exhibit (e)(3)— “Summary Compensation Table”— “Employment Agreements” for a description of Mr. Clark’s existing employment agreement with the Company.

Company Employment Agreement with Tom De Weerdt

The Company previously entered into an employment agreement with Tom De Weerdt, which has been filed as Exhibit (e)(25) and is incorporated herein by reference. As of the date of this Schedule 14D-9, Mr. De Weerdt has not entered into any agreement with UnitedHealth Group and his existing employment agreement will remain in full force and effect following the Effective Time. See Exhibit (e)(3)— “Summary Compensation Table”— “Employment Agreements” for a description of Mr. De Weerdt’s existing employment agreement with the Company, including relevant definitions of “cause” and “good reason”.

For further information with respect to the “golden parachute” compensation arrangements of the Company’s named executive officers, see “Item 8. Additional Information—Golden Parachute Compensation”.

Effect of the Merger Agreement on Employee Benefits

The Merger Agreement provides that for one year after the Effective Time, UnitedHealth Group will provide, or will cause the Surviving Company to provide, to certain employees of the Company or its subsidiaries who continue to be employed by United Health, the Surviving Company or any of their subsidiaries following the Effective Time (“Company Employees”) with (i) base salary and bonus opportunities that are no less favorable to such employee as the base salary and bonus opportunities provided to such employee immediately prior to the Effective Time and (ii) employee benefits that are, in the aggregate, no less favorable than those provided immediately prior to the Effective Time or, in UnitedHealth Group’s discretion, substantially comparable to those made available to similarly situated employees of UnitedHealth Group and its subsidiaries.

UnitedHealth Group will, or will cause the Surviving Company to, cause any employee benefit plans sponsored or maintained by UnitedHealth Group, the Surviving Company or their subsidiaries in which the Company Employees are eligible to participate following the Effective Time to (1) waive any pre-existing conditions or limitations, actively-at-work requirements and eligibility waiting periods under any welfare plans of UnitedHealth Group or its Subsidiaries (except, that such waiver will not apply to UnitedHealth Group’s employee supplemental life insurance election options, with or without Accidental Death and Dismemberment, of (i) one times or two times salary for coverage greater than $500,000 or (ii) three times or four times salary, to the extent such evidence of insurability is required under Contract by UnitedHealth Group’s employee supplemental life insurance); and (2) give each Company Employee service credit for such Company Employee’s employment with the Company and its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) prior to the Effective Time for all purposes including level of benefits (including severance benefits), vesting, benefit accrual, and eligibility to participate under each applicable UnitedHealth Group benefit plan, as if such service had been performed with UnitedHealth Group, except for any employee benefit plans that are frozen or grandfathered as of the Effective Time, for purposes of qualifying for subsidized early retirement benefits (including retirement treatment under the Parent Stock Plans (as defined in the Merger Agreement)), or for benefit accrual under defined benefit pension plans, or to the extent it would result in a duplication of benefits.

UnitedHealth Group may require the Company to terminate its 401(k) plan(s) as of the day immediately preceding the Effective Time. The assets under the Company’s 401(k) plan(s) will be distributed to the participants as soon as reasonably practicable following receipt of a favorable IRS determination letter, and UnitedHealth Group will take all actions that may be required for Continuing Employees to make rollover contributions in the full account balance amount distributed to such employees to UnitedHealth Group’s applicable 401(k) plan.

Section 16 Matters

Pursuant to the Merger Agreement, UnitedHealth Group and the Company will take all steps as may be required to cause any dispositions of all Shares (including derivative securities with respect to Shares) or acquisitions of shares of UnitedHealth Group common stock (including derivative securities with respect to UnitedHealth Group common stock) resulting from the Offer and the Mergers by each individual who is subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Company or will become subject to such reporting requirements with respect to UnitedHealth Group, to be exempt under Rule 16b-3 under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, the compensation committee of the Company Board, at a meeting to be held prior to the time Purchaser accepts the Shares for payment, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each employment compensation, severance and other employee benefit plans of the Company presented to the compensation committee, (ii) the treatment of the Company Stock Options, the Company RSU Awards and the Company Performance Share Awards in accordance with the terms set forth in the Merger Agreement, and (iii) the applicable terms of the Merger Agreement. In addition, the compensation committee of the Company Board will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements.

(b) Arrangements with Purchaser and UnitedHealth Group.

Merger Agreement

The summary of the Merger Agreement contained in the section of the Prospectus/Offer to Exchange entitled “Merger Agreement” and the description of the conditions of the Offer contained in the section of the Prospectus/Offer to Exchange entitled “Merger Agreement—Conditions to the Offer,” filed as Exhibit (a)(1)(A) hereto, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, UnitedHealth Group, Purchaser and Merger Sub 2 in relation to the Offer and the Mergers. The summary and the copy of the Merger Agreement filed as Exhibit (e)(1) hereto are intended to provide information to investors regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company or UnitedHealth Group in their respective public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to any party to the Merger Agreement. The Merger Agreement includes representations, warranties and covenants of the Company, UnitedHealth Group, Purchaser and Merger Sub 2 made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, UnitedHealth Group, Purchaser and Merger Sub 2 and may be subject to important qualifications and limitations agreed to by the Company, UnitedHealth Group, Purchaser and Merger Sub 2 in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s or UnitedHealth Group’s SEC filings and were used for purposes of allocating risk among the Company, UnitedHealth Group, Purchaser and Merger Sub 2 rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, UnitedHealth Group, Purchaser, Merger Sub 2 or any of their respective subsidiaries or affiliates.

Tender and Support Agreement

On January 7, 2017, concurrently with the execution of the Merger Agreement, TPG FOF V-A, L.P., TPG FOF V-B, L.P. and TPG Partners V, L.P. (each, a “TPG Stockholder”) entered into a tender and support agreement (the “Tender and Support Agreement”) with UnitedHealth Group and Purchaser, pursuant to which, among other things and subject to the terms and conditions therein, each TPG Stockholder agreed to tender all Shares of which such TPG Stockholder is the beneficial or record owner, representing in the aggregate approximately 30% of the outstanding Shares, into the Offer, and not to tender their Shares into, or vote in favor of, any competing offer or takeover proposal. The Tender and Support Agreement terminates automatically, among other things, upon the termination of the Merger Agreement.

The foregoing summary of the provisions of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with the Company’s management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on January 6, 2017 (i) determined and resolved that the terms of the Offer, the Mergers and the other transactions contemplated by the Merger Agreement were advisable, and fair to and in the best interests of, the Company and its stockholders, (ii) determined that it was advisable and in the best interests of the Company and its stockholders to enter into the Merger Agreement, and that the Merger Agreement was advisable, (iii) approved the Merger Agreement and the transactions contemplated thereby, on the terms and conditions set forth in the Merger Agreement and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, for the reasons described in more detail below, the Company Board, on behalf of the Company, unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

The Company Board, with the assistance of the Company’s senior management, has regularly reviewed and evaluated the potential strategic alternatives available to the Company (including possible acquisitions, divestitures, joint ventures, business collaborations and business combination transactions) to maximize stockholder value. As part of this review, the Company Board has periodically considered whether the continued execution of the Company’s business strategy as a standalone company, or a business combination with a third party, would provide the best path to enhance stockholder value.

In addition, in the ordinary course the Company regularly engages in discussions with a variety of other organizations concerning commercial partnering opportunities. Over the past two years, the Company has engaged in such discussions with UnitedHealth Group with respect to a commercial relationship focused on, among other things, the development of a national contract between the Company and UnitedHealth Group that would include value-based contracts for surgical care based on quality, patient experience and efficiency and the establishment of partnerships between the Company and medical groups associated with UnitedHealth Group’s OptumCare business whereby the Company would partner with such medical groups to optimize surgical delivery (quality, experience and cost) in specific markets.

From time to time during 2015, in consultation with members of the Company Board, Mr. Hayek met with UnitedHealth Group representatives (including Stephen Hemsley, the Chief Executive Officer of UnitedHealth

Group, and David S. Wichmann, the President of UnitedHealth Group). During these meetings, Mr. Hayek provided the UnitedHealth Group representatives with an overview of the Company and its business model of partnering in specific markets with health plans, medical groups and health systems to enhance the delivery of surgical care, and had further discussions with UnitedHealth Group representatives about the proposed commercial relationship.

At a November 2015 meeting between Messrs. Hayek and Wichmann, Mr. Wichmann briefly raised the potential benefits of a business combination between the Company and UnitedHealth Group’s OptumCare division.

Also in November 2015, a representative of another healthcare organization with which the Company had an existing commercial relationship (“Company A”) asked Mr. Hayek whether he would be interested in joining Company A as a senior executive. Mr. Hayek indicated that he was committed to remaining in his position with the Company. The Company A representative then suggested the possibility of a business combination between the companies in which Mr. Hayek would assume a senior leadership role in Company A that would include continued responsibility for the Company’s business. The representative of Company A did not indicate any price or valuation at which Company A would be interested in pursuing a potential business combination transaction in these discussions.

On December 1, 2015, at a regularly scheduled meeting, the Company Board discussed the expressions of interest by UnitedHealth Group and Company A in a potential business combination transaction with the Company. The Company Board discussed various aspects of both potential business combinations, including the risks that they would implicate for the Company in light of certain change of control provisions contained in agreements governing certain of the Company’s key joint ventures. The Company Board agreed that the counterparty in any potential transaction would need to assume the risk with respect to such change of control provisions, and that any transaction otherwise would need to offer the Company’s stockholders a material premium to the then current trading price of the Shares (which was in a range of $35 to $38 per Share). The Company Board directed Mr. Hayek to continue his dialogue with both of UnitedHealth Group and Company A, and to report any material developments to the Company Board.

Later in December 2015, Messrs. Hayek and Wichmann met to further discuss the proposed commercial relationship. At this meeting, Messrs. Hayek and Wichmann also discussed the potential benefits of combining the Company and UnitedHealth Group’s OptumCare division, including the ability to create a national clinical delivery network that included primary care physicians, urgent care clinics, and surgery centers—and the potential for the Company to serve as a platform for creating the surgical delivery component of that network. Messrs. Hayek and Wichmann also scheduled additional meetings between Mr. Hayek and UnitedHealth Group executives to occur in January 2016.

Also in December 2015, Mr. Hayek spoke by telephone with the representative of Company A. The representative advised Mr. Hayek that Company A was unlikely to offer a material premium to the then current trading price of the Shares (which was in a range of $35 to $41 per Share) and that a business combination transaction with the Company would be dependent upon Mr. Hayek’s willingness to assume a senior leadership role within Company A that would require Mr. Hayek to relocate. Following consultation with the Company Board, Mr. Hayek later advised the Company A representative that, for personal reasons, he would not be in a position to relocate, but that the Company Board would otherwise consider a proposal for a business combination that would offer the Company stockholders a material premium to the then current trading price of the Shares (which was in a range of $35 to $41 per Share). While the Company and Company A continued to engage on their commercial relationship, Company A did not make any additional proposals or engage in any further discussions regarding a potential business combination transaction.

From time to time between January and July of 2016, Messrs. Hayek and Wichmann met in person or spoke by telephone to discuss further the commercial relationships between the Company and UnitedHealth Group, and they engaged from time to time regarding the potential merits of a potential business combination between the Company and UnitedHealth Group’s OptumCare division. Mr. Hayek provided the Company Board with periodic updates with respect to such discussions.

In a meeting on July 29, 2016, Mr. Wichmann advised Mr. Hayek that he believed that there was a strong strategic rationale to combine the Company with UnitedHealth’s OptumCare division and that UnitedHealth Group therefore was interested in pursuing an all-stock business combination transaction with the Company in which the stockholders of the Company would receive shares of UnitedHealth Group common stock in exchange for their Shares. Mr. Hayek updated the Company Board on his discussion with Mr. Wichmann.

On August 23, 2016, in addition to reporting on such discussions, Mr. Hayek provided the Company Board with an overview of publicly available research analyst reports regarding UnitedHealth Group. The Company Board determined that, given no further determination had been made to engage in a sale or change-in-control of the Company, before engaging in more substantive discussions with UnitedHealth Group or permitting UnitedHealth Group to engage in in-depth due diligence, it should be confirmed that the financial terms on which UnitedHealth Group would be willing to pursue a transaction would be acceptable to the Company Board and likely to lead to a transaction that the Company Board would be prepared to recommend to the holders of Shares. The Company Board also discussed and affirmed the prior discussions of the Company Board that UnitedHealth Group would need to assume the transaction risk attendant to the change of control provisions contained in the agreements governing certain of the Company’s key joint ventures. The Company Board thus determined that Todd B. Sisitsky, the Company’s lead outside director, and members of the Company’s standing Transactions Committee of the Company Board, consisting of Thomas Geiser and Jeffrey Rhodes, would provide oversight of, and guidance to, Mr. Hayek in connection with further discussions with UnitedHealth Group regarding a potential business combination transaction. Messrs. Sisitsky and Rhodes are also partners of TPG Capital, LP, an affiliate of TPG Global, LLC (“TPG Global”).

In addition to the meetings and conference calls further described below, from August 23, 2016 until the Merger Agreement was executed by the Company and UnitedHealth Group on January 7, 2017, Messrs. Sisitsky, Geiser and Hayek participated in numerous conference calls, including with outside advisors, to discuss the potential transaction with UnitedHealth Group.

On August 30, 2016 and September 2, 2016, Mr. Hayek met with Mr. Wichmann and other UnitedHealth Group executives. In the course of these meetings, Messrs. Hayek and Wichmann continued their discussions concerning the possible financial terms of a business combination transaction between the Company and UnitedHealth Group. Mr. Wichmann indicated that UnitedHealth Group’s analysis of a potential transaction supported a range of value from $50 to $55 per Share. Mr. Hayek conveyed to Mr. Wichmann that while the Company Board had not determined to engage in any transaction or discussed the price at which it might be willing to do so, Mr. Hayek believed that affiliates of TPG Global, collectively the Company’s largest shareholders holding approximately 30% of the outstanding Shares (the “TPG Stockholders”), would not support any transaction at a price of less than $60 per Share. The closing trading price of the Shares on September 2, 2016 was $42.78 per Share.

On September 14, 2016, in a telephone call between Messrs. Hayek and Wichmann, Mr. Wichmann informed Mr. Hayek that UnitedHealth Group was not prepared to pursue a transaction with the Company at the $60 per Share price level. Mr. Wichmann suggested, however, that the parties continue their discussions regarding expanding their commercial relationship. The closing trading price of the Shares on September 14, 2016 was $40.36 per Share.

On September 15, 2016, Mr. Hayek reported on his conversation with Mr. Wichmann to the Company Board at a regularly scheduled meeting thereof. The Company Board agreed that Mr. Hayek should continue his dialogue with Mr. Wichmann regarding the proposed commercial relationship between the companies, and that Mr. Hayek would update the Company Board on any further expression of interest regarding a potential business combination.

Messrs. Hayek and Wichmann continued to engage in discussions about the proposed commercial relationship, including development of a national contract with UnitedHealth Group and partnerships with OptumCare medical groups, throughout October 2016, regarding which Mr. Hayek reported to the Company Board at its regularly scheduled monthly financial review calls on October 4, 2016 and November 4, 2016.

On December 6, 2016, Mr. Hayek met with Mr. Wichmann to discuss progress on their commercial relationship. At that meeting, Mr. Wichmann shared that UnitedHealth Group had decided to expand into surgical delivery as part of its OptumCare delivery network, that UnitedHealth Group viewed the Company as a leading surgical services platform, and that he believed that the parties should re-engage in discussions regarding a potential business combination. Mr. Hayek indicated that he would share this information with the Company Board, that any detailed discussion of potential terms would include Mr. Sisitsky, as lead independent director, and that he and Mr. Sisitsky would work closely with the Transactions Committee of the Company Board.

At a regularly scheduled meeting held on December 8, 2016, the Company Board discussed a potential business combination transaction with UnitedHealth Group. The Company Board instructed Messrs. Sisitsky and Hayek to meet with Mr. Wichmann as a next step to explore the terms of a potential business combination.

On December 9, 2016, Messrs. Hayek and Sisitsky spoke by telephone with Mr. Wichmann. On the call, Mr. Wichmann stated that UnitedHealth Group would be interested in pursuing a business combination transaction in which the Company stockholders would receive both cash and shares of UnitedHealth stock having a fixed value in exchange for their Shares. Mr. Sisitsky indicated that the Company would only engage in discussions of a potential transaction with the understanding that any risks related to change of control provisions contained in the agreements governing certain of the Company’s key joint ventures would be borne by UnitedHealth Group and that a transaction would not be contingent upon the Company’s partners in these joint ventures waiving their change of control rights. Mr. Wichmann informed Messrs. Hayek and Sisitsky that he understood their position and that UnitedHealth Group would be amenable to working with the Company to reduce the risks associated with the change of control provisions. Mr. Sisitsky also noted that the process of due diligence would need to be expeditious in order to ensure the confidentiality of the process and to minimize disruption to the ongoing business operations of the Company. Mr. Wichmann indicated that $55 per share was the high end of UnitedHealth Group’s valuation range for the Company, and Mr. Sisitsky indicated that he and the Company Board believed that a higher valuation was appropriate given the Company’s strategic position and growth prospects. The parties agreed to defer further discussion of the financial terms of a potential transaction until they could meet in person the following week.

On December 14, 2016, during a telephonic meeting of the Company Board, Mr. Hayek provided the Company Board with a report on the December 9, 2016 call with Mr. Wichmann. At the meeting, the Company Board also determined to engage J.P. Morgan Securities LLC (“J.P. Morgan”) as financial advisor to the Company (subject to the Company Board’s review of and satisfaction with a relationship disclosure letter to be provided by J.P. Morgan following the meeting, and entering into a mutually acceptable engagement letter with J.P. Morgan), and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”) as outside counsel to the Company, in connection with the Company’s consideration of a potential business combination transaction with UnitedHealth Group. The Company Board determined to engage J.P. Morgan and Cleary Gottlieb based on, among other factors, each of J.P. Morgan’s and Cleary Gottlieb’s qualifications, expertise and reputation and their familiarity with the Company. During this meeting, Cleary Gottlieb also discussed with the Company Board certain legal and fiduciary duty considerations relating to a potential business combination transaction involving the Company and UnitedHealth Group.

At a December 16, 2016 meeting, Messrs. Hayek, Sisitsky and Wichmann discussed the principal terms of a potential business combination transaction between the Company and UnitedHealth Group, including price, the timeline and process for further discussions between the parties and the fact that the Company would not be willing to engage in further discussions unless UnitedHealth Group was willing to move forward on the basis that the risks relating to the change of control provisions contained in the agreements governing certain of the

Company’s key joint ventures would be borne by UnitedHealth Group and that a transaction would not be contingent upon the Company’s partners in these joint ventures waiving their change of control rights. Messrs. Hayek, Sisitsky and Wichmann also discussed that in light of the need to ensure the confidentiality of the process and to minimize disruption to the ongoing business operations of the Company and the fact that the Company was scheduled to present at an industry conference on January 9, 2017, the Company and UnitedHealth Group would target an announcement of a transaction prior to the open of trading on the U.S. equity markets on January 9, 2017. Messrs. Sisitsky and Wichmann each shared their respective views regarding the price per share that UnitedHealth Group would pay in consideration for the Shares. Among other things, Mr. Wichmann noted that UnitedHealth Group’s analysis supported a valuation range of $50 to $55 per share, and Mr. Sisitsky noted that the Company Board was enthusiastic about the Company’s strategy and optimistic regarding the Company’s growth prospects, and that he believed a valuation of $60 per share was appropriate. Messrs. Sisitsky and Wichmann engaged in a robust discussion relating to respective views of valuation and how valuation tied to other deal terms, and, after discussing other key deal points (including that the Company would expect UnitedHealth Group to assume all change of control risks relating to its key joint ventures), ultimately agreed to recommend to their respective boards a price of $57 per Share.

Later on December 16, 2016, Mr. Hayek sent to Mr. Wichmann a draft confidentiality agreement to facilitate the sharing of certain confidential information of the Company with UnitedHealth Group in connection with a potential business combination transaction. The draft confidentiality agreement provided by the Company contained an express standstill provision.

On December 17, 2016, Mr. Wichmann delivered to Mr. Hayek a non-binding written proposal to acquire the Company for $57.00 per Share. The $57.00 per Share price represented a 29.4% premium to the 60-day volume weighted average price of the Company’s common stock as of December 16, 2016. As outlined in the proposal letter, the proposed business combination transaction would be structured as an exchange offer, and the purchase price would be payable in shares of UnitedHealth Group common stock, provided that UnitedHealth Group would have the ability to elect, up until three days prior to closing, to pay up to 30% of the purchase price in cash. UnitedHealth Group’s proposal letter also outlined certain other proposed transaction terms, including (i) each party’s agreement to use its respective reasonable best efforts to take all appropriate actions and do all things necessary to consummate the transaction within twelve months, subject to certain exceptions, (ii) a termination fee would be payable by the Company in certain circumstances in the amount of 3.5% of the enterprise value of the proposed transaction (or approximately 5.0% of the equity value of the proposed transaction), and (iii) the execution of a Tender and Support Agreement by the TPG Stockholders. UnitedHealth Group also requested a thirty-day exclusivity period, during which the Company would be (i) required to immediately terminate any other discussions or negotiations with third parties, and (ii) prevented from, among other things, soliciting or initiating discussions or negotiations with any third party, regarding a transaction involving a sale of 10% or more of the Company’s equity interests or assets.

Later on December 17, 2016, a representative of UnitedHealth Group sent comments to the draft confidentiality agreement to representatives of the Company and Cleary Gottlieb, which, among other things, eliminated the express standstill provision contained in the draft confidentiality agreement.

On the evening of December 17, 2016, Messrs. Hayek, Sisitsky and Geiser held a telephonic meeting with representatives of Cleary Gottlieb to discuss UnitedHealth Group’s proposal letter and comments to the confidentiality agreement. Following this discussion, Messrs. Hayek, Sisitsky and Geiser instructed the representatives of Cleary Gottlieb to engage with representatives of UnitedHealth Group and Hogan Lovells US LLP (“Hogan Lovells”), outside counsel to UnitedHealth Group, to obtain greater clarity on certain aspects of the proposal letter and comments to the confidentiality agreement prior to the Company Board meeting scheduled for December 18, 2016.

On the morning of December 18, 2016, representatives of Cleary Gottlieb spoke by telephone with representatives of UnitedHealth Group and Hogan Lovells and discussed certain aspects of the proposal letter and confidentiality agreement comments. On this call, a representative of UnitedHealth Group stated that while UnitedHealth Group did not intend to pursue a hostile acquisition of the Company, UnitedHealth Group’s practice was not to enter into express standstill agreements and that UnitedHealth Group would terminate discussions if the Company insisted that it enter into such an express agreement as a condition to engaging in further discussions.

Later on December 18, 2016, the Company Board met telephonically with members of Company management and representatives of J.P. Morgan and Cleary Gottlieb. Messrs. Sisitsky and Hayek first updated the Company Board on their meeting with Mr. Wichmann. Representatives of Cleary Gottlieb then discussed the key terms of the UnitedHealth Group proposal letter and confidentiality agreement with the Company Board, members of Company management and representatives of J.P. Morgan. Members of Company management then discussed with the Company Board management’s financial projections for the Company for fiscal years 2016 through 2021, which discussion included the key drivers and the risks the Company faced in achieving the financial projections. The financial projections were based on the Company’s normal long-term planning process from earlier in the year, updated for actual year-to-date results, current forecasts of overhead spending, recent same-site growth trends and the Company’s development pipeline. Representatives of J.P. Morgan then discussed with the Company Board certain of J.P. Morgan’s relationships and previous engagements with the Company and UnitedHealth Group and noted that they intended to provide the Company Board with information relating to certain of J.P. Morgan’s relationships and engagements with the TPG Stockholders and certain of their affiliates in the coming days. Following careful consideration, the Company Board determined that the relationships and engagements disclosed by J.P. Morgan did not adversely impact J.P. Morgan’s independence or ability to serve as financial advisor to the Company. J.P. Morgan also provided the Company Board with an overview of potential counterparties that might be perceived as having an interest in pursuing a potential business combination transaction with the Company. Representatives of J.P. Morgan also discussed preliminary financial analyses of the terms of UnitedHealth Group’s proposal and publicly available information regarding the Company and UnitedHealth Group, each on a standalone basis, with the Company Board. Following careful consideration and discussions with members of Company management and representatives of J.P. Morgan and Cleary Gottlieb, the Company Board directed the representatives of Cleary Gottlieb to convey the Company’s responses to the proposal letter and confidentiality agreement comments to representatives of UnitedHealth Group and Hogan Lovells and, subject to the satisfactory resolution of the issues raised by the proposal letter and comments to the confidentiality agreement, authorized Company management to continue the discussions with UnitedHealth Group regarding a potential business combination transaction.

Following the Company Board meeting, representatives of Cleary Gottlieb spoke by telephone with representatives of UnitedHealth Group and Hogan Lovells to discuss the Company’s responses to the proposal letter and confidentiality agreement comments, which included (i) rejecting the request for exclusivity, (ii) proposing to reduce the amount of the termination fee to 3% of the equity value of the proposed transaction (or approximately $75 million), (iii) reiterating that prior to permitting UnitedHealth Group to perform in-depth due diligence on the Company, UnitedHealth Group would need to confirm that it was willing to assume the risks relating to the change of control provisions contained in the agreements governing certain of the Company’s key joint ventures and that any transaction would not be contingent upon the Company’s partners in these joint ventures waiving their change of control rights, and (iv) based on the statements made by a representative of UnitedHealth Group as to UnitedHealth Group’s unwillingness to enter into an express standstill agreement, accepting the request to eliminate the express standstill provision from the confidentiality agreement.

Over the next several days, representatives of the Company and UnitedHealth Group and their respective legal advisors continued to discuss and negotiate the terms of the proposal letter and draft confidentiality agreement, including the amount of the termination fee and the scope of UnitedHealth Group’s obligations to obtain the required regulatory approvals. During this time, members of Company management and Cleary Gottlieb continued to discuss these matters, including the appropriate size of the termination fee, with Messrs. Sisitsky and Geiser. Following numerous discussions between the parties, Messrs. Hayek and Wichmann agreed, subject to satisfactory resolution of the other terms and conditions of the transaction agreements, to recommend to their respective boards of directors a termination fee of $90 million (or approximately 3.7% of the equity value of the proposed transaction).

On the morning of December 19, 2016, the Company and UnitedHealth Group entered into a confidentiality agreement effective as of December 18, 2016 relating to the proposed transaction, and thereafter UnitedHealth Group and its advisors were provided access to the Company’s electronic data room.

Later on December 19, 2016, certain representatives of the Company, including Mr. Hayek, met with representatives of UnitedHealth Group, including Mr. Wichmann, to present certain information regarding the Company. From December 19, 2016 until the execution of the Merger Agreement on January 7, 2017, representatives of UnitedHealth Group and its advisors continued their due diligence investigation of the Company.

On December 20, 2016, the Company Board met telephonically with members of Company management and representatives of J.P. Morgan and Cleary Gottlieb. Mr. Hayek first updated the Company Board on his discussions with Mr. Wichmann regarding a potential business combination transaction and the December 19, 2016 meeting between representatives of the Company and UnitedHealth Group. Mr. Sisitsky informed the Company Board that Messrs. Hayek and Wichmann had agreed to recommend to their respective boards of directors a termination fee $90 million and that this recommendation was supported by Messrs. Sisitsky and Geiser. Representatives of J.P. Morgan and Cleary Gottlieb noted that in their view a termination fee of $90 million was within the range of a market termination fee for a transaction of this nature, and representatives of Cleary Gottlieb noted that in their view such termination fee was reasonable. Representatives of Cleary Gottlieb then updated the Company Board on certain other aspects of the discussions with representatives of UnitedHealth Group and Hogan Lovells relating to the proposal letter and confidentiality agreement comments and the proposed resolution of the other open issues that had been previously discussed with the Company Board. After further discussions and careful consideration, the Company Board instructed members of the Company management and the representatives of J.P. Morgan and Cleary Gottlieb to continue the discussions with UnitedHealth Group and its advisors regarding a potential business combination transaction consistent with the guidance provided by the Company Board. The Company Board then further discussed the financial projections considered by the Company Board at the December 18, 2016 meeting and, after careful consideration, approved the financial projections and authorized Company management to share the financial projections with UnitedHealth Group.

On December 20, 2016, J.P. Morgan provided information regarding certain of its relationships and previous engagements with the TPG Stockholders and certain of their affiliates to the Company Board.

Also on December 20, 2016, Mr. Wichmann delivered to Mr. Hayek a revised, non-binding proposal to acquire the Company for $57.00 per Share. The terms of UnitedHealth Group’s revised proposal were substantially consistent with those contained in UnitedHealth Group’s December 17 proposal, except that, as discussed between representatives of the Company and UnitedHealth Group and their respective legal advisors, (i) the amount of the proposed termination fee had been reduced to $90 million, and (ii) the proposed exclusivity agreement and certain other terms had been eliminated.

On December 21, 2016, Mr. Wichmann confirmed to Mr. Hayek that UnitedHealth Group was prepared to assume the risks relating to the change of control provisions contained in the agreements governing certain of the Company’s key joint ventures and understood that any transaction would not be contingent upon the Company’s partners in these joint ventures waiving their change of control rights. Through the signing of the Merger Agreement, representatives of UnitedHealth Group and the Company engaged in joint discussions on how to mitigate the risks relating to the change of control provisions.

On December 22, 2016, the Company Board met telephonically with members of Company management and representatives of J.P. Morgan and Cleary Gottlieb. Mr. Hayek updated the Company Board on the discussions with UnitedHealth Group regarding a potential business combination transaction. Representatives of Cleary Gottlieb also summarized for the Company Board the terms of UnitedHealth Group’s December 20 proposal. The Company Board also discussed the information J.P. Morgan had provided on December 20, 2016 regarding certain of its relationships and previous engagements with the TPG Stockholders and certain of their affiliates. Following careful consideration, the Company Board determined that the relationships and engagements disclosed by J.P. Morgan did not adversely impact J.P. Morgan’s independence or ability to serve as financial advisor to the Company.

Later on December 22, 2016, representatives of Hogan Lovells sent an initial draft of the Merger Agreement to representatives of Cleary Gottlieb.

On December 24, 2016, after consulting with representatives of Cleary Gottlieb and noting that agreement had been reached on the key economic terms of the proposed transaction, Messrs. Sisitsky and Geiser, on behalf of the Company Board, authorized Mr. Hayek to commence discussions with UnitedHealth Group regarding the terms of employment for Mr. Hayek and certain other Company executives following the closing of the transactions.

On December 26, 2016, Messrs. Sisitsky, Geiser and Hayek and representatives of Cleary Gottlieb met telephonically to discuss the key issues raised by the draft Merger Agreement and Messrs. Sisitsky, Geiser and Hayek provided the representatives of Cleary Gottlieb with guidance on the key issues.

On December 27, 2016, representatives of Cleary Gottlieb circulated a revised draft of the Merger Agreement to representatives of Hogan Lovells.

Between December 26, 2016 and December 28, 2016, the Company and UnitedHealth Group held due diligence meetings. On December 28, 2016, representatives of UnitedHealth Group and the Company also held meetings with their respective legal advisors at which certain terms of the draft Merger Agreement were negotiated. Following the December 28, 2016 meeting until the Merger Agreement was executed by the parties on the morning of January 7, 2017, representatives of Cleary Gottlieb, Hogan Lovells and UnitedHealth Group held several telephonic meetings to discuss and negotiate the terms and conditions of the draft Merger Agreement. During the same period, Messrs. Hayek and Wichmann spoke on several occasions to discuss certain terms of the draft Merger Agreement.

On December 29, 2016, Hogan Lovells circulated a revised draft of the Merger Agreement to Cleary Gottlieb.

On December 30, 2016, during a telephonic meeting of the Company Board, Mr. Hayek provided the Company Board with updates regarding his discussions with Mr. Wichmann regarding a potential business combination transaction. Mr. Hayek also updated the Company Board on the meetings that had taken place on December 26 through December 28 among the Company, UnitedHealth Group and their respective advisors. Representatives of Cleary Gottlieb then addressed various questions from members of the Company Board relating to, among other things, the structure of the proposed consideration to be received by the Company’s stockholders in the proposed transaction. Representatives of J.P. Morgan then presented their preliminary valuation analyses of the proposed consideration to be received by the Company’s stockholders in the proposed transaction and views as to other potential counterparties, including Company A, that might be perceived to have an interest in pursuing a potential business combination transaction with the Company. Representatives of J.P. Morgan noted that UnitedHealth Group’s strategic interest in the Company made it a unique buyer and the best possible suitor for the Company. In this respect, representatives of J.P. Morgan also expressed their view that it would be unlikely for a competing bidder to be interested and capable of acquiring the Company at a price that would be higher than that proposed by UnitedHealth Group or capable of assuming the change-in-control risks relating to certain key joint ventures, which UnitedHealth Group had advised the Company that it was prepared to do. The Company Board also discussed the risk that UnitedHealth Group would terminate discussions with the

Company if it were to learn the Company was soliciting alternative proposals from other parties and the harm that could result to the Company if its discussions with UnitedHealth Group or solicitation of alternative proposals were to become public. The Company Board also discussed with representatives of Cleary Gottlieb and J.P. Morgan the timeline for commencing the offer and consummating the transactions and the fact that the draft Merger Agreement would, under certain circumstances, permit the Company to respond to unsolicited acquisition proposals and terminate the Merger Agreement to accept an unsolicited acquisition proposal that was financially superior to the transactions following compliance with UnitedHealth Group’s matching right and payment of the $90 million termination fee, which the Company Board believed was unlikely to meaningfully deter other acquisition proposals. After careful consideration and taking into account the input of the Company’s financial and legal advisors, the Company Board determined not to contact other potential counterparties to gauge their interest in pursuing a potential business combination transaction at that time and to continue discussing a potential business combination transaction with UnitedHealth Group.

On December 31, 2016, Mr. Wichmann advised Mr. Hayek that UnitedHealth Group wished to modify its proposal to increase the amount of cash it could substitute for UnitedHealth Group common stock in the proposed consideration, with the stock consideration comprising a smaller percentage of the total consideration, and the rest of the proposed consideration to be paid in cash. Following discussions with Messrs. Sisitsky and Geiser and the Company’s financial and legal advisors, Mr. Hayek advised Mr. Wichmann that he would be prepared to recommend to the Company Board to provide UnitedHealth Group with greater flexibility to increase the portion of the total consideration that would consist of cash so long as at least 51% of the total consideration would continue to consist of UnitedHealth Group common stock, which Mr. Wichmann confirmed would be acceptable to UnitedHealth Group.

On January 2, 2017, during a telephonic meeting of the Company Board, Mr. Hayek updated the Company Board on discussions between representatives of the Company and UnitedHealth Group on a range of topics during certain diligence sessions held on December 31, 2016 and January 1, 2017. Mr. Hayek also updated the Company Board on his discussions with Mr. Wichmann on December 31, 2016 relating to the potential business combination transaction involving the Company and UnitedHealth Group, including UnitedHealth’s request to increase the portion of the total consideration that would be comprised of cash. After discussion and careful consideration, the Company Board agreed that the proposed change to the stock component of the Transaction Consideration was acceptable. Members of the Company’s management then left the meeting, and an executive session of the Company Board was held to further discuss the status of discussions with UnitedHealth Group and the proposed next steps.

Also on January 2, 2017, representatives of Cleary Gottlieb sent to representatives of Hogan Lovells a revised draft of the Merger Agreement and an initial draft of the Tender and Support Agreement to be entered into by the TPG Stockholders, UnitedHealth Group and Purchaser.

On January 3, 2017, Cleary Gottlieb and Hogan Lovells spoke by telephone to discuss, among other things, certain of the Company’s comments to the Merger Agreement and UnitedHealth Group’s positions with respect to such comments. On January 4, 2017, Hogan Lovells circulated revised drafts of the Merger Agreement and the Tender and Support Agreement to Cleary Gottlieb. From January 4, 2017 until the Tender and Support Agreement was executed by the TPG Stockholders, UnitedHealth Group and Purchaser on the morning of January 7, 2017, representatives of Cleary Gottlieb and Hogan Lovells held several telephonic meetings to discuss and negotiate the terms and conditions of the draft Tender and Support Agreement.

On January 4, 2017, during a telephonic meeting of the Company Board, Mr. Hayek updated the Company Board on the discussions and negotiations between representatives of the Company and UnitedHealth Group and their respective advisors regarding a potential business combination transaction. Representatives of Cleary Gottlieb then updated the Company Board on the status of discussions with representatives of UnitedHealth Group and Hogan Lovells with respect to the terms and conditions of the draft Merger Agreement and draft Tender and Support Agreement. Representatives of Cleary Gottlieb also noted that at the meeting of the Company Board scheduled for January 6, 2017 it anticipated making a presentation to the Company Board on the principal terms of the Merger Agreement and the Tender and Support Agreement and a forum selection bylaw that it would be recommending that the Company Board adopt in connection with the transaction. The Company Board also engaged in a discussion with respect to the employment terms UnitedHealth Group had proposed to offer certain Company executives as contemplated by the draft employment agreements UnitedHealth Group had sent to Mr. Hayek on January 3, 2017. Mr. Hayek noted that the proposed terms were being reviewed by outside counsel to the Company’s management team. Members of the Company’s management then left the meeting, and an executive session of the Company Board was held to further discuss the status of discussions with UnitedHealth Group and the proposed next steps.

On the evening of January 6, 2017, the Company Board held a telephonic meeting with members of the Company management and representatives of Cleary Gottlieb. At this meeting, representatives of Cleary Gottlieb discussed with the Company Board certain legal and fiduciary duty considerations relating to the proposed transaction with UnitedHealth Group. Mr. Geiser then reviewed with the Company Board the principal terms of the proposed engagement letter with J.P. Morgan, pursuant to which J.P. Morgan would be engaged as outside financial advisor to the Company in connection with the transactions. Following careful consideration, the Company Board approved the engagement letter with J.P. Morgan and later that day the Company entered into the engagement letter with J.P. Morgan effective as of December 14, 2016. Representatives of J.P. Morgan then joined the meeting of the Company Board. Representatives of Cleary Gottlieb then reviewed with the Company Board the principal terms and conditions of the Merger Agreement and Tender and Support Agreement. Representatives of Cleary Gottlieb also provided the Company Board with an overview of the treatment of the existing Company equity awards in the proposed transaction, and briefly discussed the 2017 equity awards expected to be granted to certain members of Company management and the employment agreements to be entered into by certain members of Company management with UnitedHealth Group concurrently with the execution of the Merger Agreement and to become effective upon the closing of the transactions. Representatives of J.P. Morgan then presented their financial analyses of the Transaction Consideration and confirmed to the Company Board that there had been no material changes to such analyses from the presentation made by J.P. Morgan to the Company Board on December 30, 2016. Representatives of J.P. Morgan then delivered to the Company Board J.P. Morgan’s oral opinion, which was confirmed by delivery of a written opinion dated January 7, 2017, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Transaction Consideration to be paid in the proposed Offer and Mergers to holders of Shares entitled to receive the Transaction Consideration pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Representatives of Cleary Gottlieb then discussed with the Company Board the forum selection bylaw that was proposed for adoption by the Company Board in connection with the transaction. Following further discussion and careful consideration, the Company Board unanimously (i) determined and resolved that the terms of the Offer, the Mergers and the other transactions contemplated by the Merger Agreement were advisable, and fair to and in the best interests of, the Company and its stockholders, (ii) determined that it was advisable and in the best interests of the Company and its stockholders to enter into the Merger Agreement, and that the Merger Agreement was advisable, (iii) approved the Merger Agreement and the transactions contemplated thereby, on the terms and conditions set forth in the Merger Agreement and (iv) resolved to recommend, subject to its ability to change its recommendation as permitted by the Merger Agreement, that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. For further information concerning the factors considered by the Company Board in reaching its decision that the Merger Agreement and the transactions contemplated thereby, including the offer and the mergers, are in the best interests of the Company stockholders, and its decision to approve the Merger Agreement and the transactions contemplated thereby, see “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Reasons for the Recommendation of the Company Board”.

Following the Company Board meeting through the morning of January 7, 2017, Cleary Gottlieb and Hogan Lovells worked to finalize the Merger Agreement and the Tender and Support Agreement.

On the morning of January 7, 2017, (i) the Merger Agreement was executed by the Company, UnitedHealth Group, Purchaser and Merger Sub and (ii) the Tender and Support Agreement was executed by UnitedHealth Group, Purchaser and the TPG Stockholders. Concurrently with the execution of the Merger Agreement and the

Tender and Support Agreement, Mr. Hayek and certain other members of Company management entered into employment agreements with UnitedHealth Group effective as of the closing of the transactions.

On January 9, 2017, prior to the opening of trading of the Shares on NASDAQ, the Company and UnitedHealth Group issued a joint press release announcing the execution of the Merger Agreement and the Tender and Support Agreement and the forthcoming commencement of the Offer.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the Offer, the Mergers and the other transactions contemplated by the Merger Agreement, including the Tender and Support Agreement, the Company Board consulted with the senior management of the Company, as well as J.P. Morgan and Cleary Gottlieb. In the course of making the determination (i) that the Offer, the Mergers and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of the Company and its stockholders, (ii) that it was advisable and in the best interests of the Company and its stockholders to enter into the Merger Agreement and that the Merger Agreement was advisable, and (iii) to recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Company Board considered each of the following reasons, among others, each of which the Company Board believed supported its unanimous determination and recommendation (but which are not presented in any relative order of importance):

•	Transaction Consideration. The Company Board considered the fact that the Transaction Consideration consists of a mix of cash and shares of UnitedHealth Group common stock and that the portion of a share of UnitedHealth Group common stock included in the Transaction Consideration will be determined based on a floating exchange ratio, which, in combination with the cash portion of the Transaction Consideration, is designed to maintain the $57.00 total value per Share of the Transaction Consideration and therefore provides certainty of value to the Company’s stockholders and protects against decreases in the value of UnitedHealth Group common stock between the execution of the Merger Agreement and the determination of the exchange ratio, and:

•	that this total value per Share:

•	represents a 21.1% premium to the trading price at which the Shares closed on January 5, 2017, the last trading day before delivery of J.P. Morgan’s oral opinion on January 6, 2017;

•	represents a 27.2% premium over the volume-weighted average closing price for the Shares for the 30-trading day period ending on and including January 5, 2017;

•	represents a 9.6% premium to the highest closing price for the Shares during the last 52-weeks ending on and including January 5, 2017; and

•	exceeded the all-time high trading price of the Shares; and

•	the Company Board considered that, based on discussions and negotiations with UnitedHealth Group and its advisors, in its view the Transaction Consideration represented the highest per-Share consideration that UnitedHealth Group was willing to pay.

•	Form of Consideration. The Company Board considered that the consideration to be paid to the Company’s stockholders consists of a combination of cash and shares of UnitedHealth Group common stock, which with respect to the Cash Consideration, allows holders of Shares to realize immediate value, in cash, for their investment in the Company, without the continued exposure to the Company’s business risks and the uncertainty associated with the Company executing on its standalone plan, and with respect to the Stock Consideration, provides holders of Shares with the ability to participate in the future growth of UnitedHealth Group. The Company also considered that shares of UnitedHealth Group common stock are highly liquid and that UnitedHealth Group pays quarterly dividends while the Company does not.

•	Business and Financial Condition of the Company. The Company Board considered the Company’s business, financial condition, results of operations, business, competitive position, properties, assets and prospects as well as its standalone plan. The Company Board considered, among other factors, that the holders of the Shares would continue to be subject to the risks and uncertainties of the Company executing on its standalone plan if it remained independent, including continued financial pressure on smaller physician groups (which constitute a majority of the Company’s physician partners), continued risks of hospital employment of independent physicians, reimbursement pressure on the Company’s surgical facilities, risk of increased competition, including from hospital systems and new market entrants, risks of declining interest from health plans and medical groups to strategically partner with the Company, and risks of declining valuation metrics for healthcare providers, and other risks set forth in Part I, Item IA of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2016 as filed with the SEC on February 21, 2017. The Company Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Mergers compared to the uncertainty that trading values would approach the Transaction Consideration in the foreseeable future.

•	Strategic Alternatives. The Company Board considered its belief that the value offered to holders of Shares in the Offer and the Mergers was more favorable to holders of Shares than the potential value of remaining an independent public company and pursuing alternative strategies that might be available to an independent public company.

•	Tax Treatment of the Offer and the Mergers. The Company Board considered the fact that the Offer and the Mergers are expected to be treated as a reorganization within the meaning of Section 368(a) of the Code, and that, as a result, receipt of the Stock Consideration by stockholders of the Company in exchange for their Shares would not be taxable to the Company stockholders that are U.S. persons for federal tax income purposes, although the Cash Consideration will be taxable up to the total amount of gain realized in the Offer and Mergers.

•	J.P. Morgan’s Fairness Opinion and Related Analyses. The Company Board considered the oral opinion of J.P. Morgan delivered to the Company Board on January 6, 2017, which was confirmed by delivery of a written opinion dated January 7, 2017, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Transaction Consideration to be paid in the proposed Offer and the Mergers to the holders of Shares entitled to receive the Transaction Consideration pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board—Opinion of J.P. Morgan Securities LLC.”

•	Paucity of Potentially Interested Counterparties. After discussions with J.P. Morgan and management of the Company, the Company Board considered the paucity of potentially interested and capable counterparties based on the criteria of whether such parties both had the capacity to compete with the terms proposed by UnitedHealth Group and the likely interest in pursuing a potential business combination transaction with the Company.

•	Negotiation Process and Procedural Fairness. The Company Board considered the fact that the terms of the Offer and Mergers were the result of robust arm’s-length negotiations and that the Transaction Committee of the Company Board, with the assistance of the Company’s independent financial and legal advisors, played an active role in the negotiations.

•

Speed of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as an exchange offer for the Shares, which, subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, is expected to allow the Company’s stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the First Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Company Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the operational restrictions contained in the Merger Agreement and the potential disruption and uncertainty pending closing.

•	Likelihood of Completion; Certainty of Payment. The Company Board considered its belief that the Offer and the Mergers will likely be consummated, based on, among other factors:

•	the absence of any financing condition to consummation of the Offer or the Mergers;

•	the reputation and financial condition of UnitedHealth Group;

•	the fact that the conditions to the Offer and Mergers are specific and limited in scope;

•	the fact that the TPG Stockholders had entered into the Tender and Support Agreement, pursuant to which each TPG Stockholder has agreed to tender the Shares held by it into the Offer, on the terms and conditions set forth in the Tender and Support Agreement; and

•	the Company’s ability to specifically enforce the Merger Agreement, including the obligation of UnitedHealth Group and Purchaser to consummate the Offer and the Mergers.

•	Assumption of Certain Change-in-Control Risks. The Company Board considered that the risks relating to the change of control provisions contained in the agreements governing certain of the Company’s key joint ventures would be borne by UnitedHealth Group and that a transaction would not be contingent upon the Company’s partners in these joint ventures waiving their change of control rights. The Company Board also considered that it was unlikely for a competing bidder to be capable of assuming the change-in-control risks relating to certain key joint ventures, which UnitedHealth Group had advised the Company that it was prepared to do.

The Company Board considered other terms of the Merger Agreement, which are more fully described in the section of the Prospectus/Offer to Exchange entitled “Merger Agreement.” Certain provisions of the Merger Agreement that the Company Board considered important included:

•	Minimum Tender Condition. Consummation of the Offer is conditioned on the satisfaction of the minimum tender condition, which, if satisfied, would demonstrate strong support for the Offer and the Mergers by holders of Shares because satisfaction of the minimum tender condition would require that at least a majority of Shares would have been tendered in the Offer and not withdrawn.

•	Ability to Respond to Unsolicited Takeover Proposals. Prior to the time of the Purchaser’s acceptance of Shares tendered in the Offer, the Company Board may provide confidential information and/or engage in discussions or negotiations in connection with an unsolicited bona fide written takeover proposal (for further discussion, see the section of the Prospectus/Offer to Exchange entitled “Merger Agreement—No Solicitation of Acquisition Proposals”) that did not result from the Company’s breach of its non-solicitation obligations if the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such takeover proposal constitutes or is reasonably likely to lead to a superior proposal (for further discussion, see the section of the Prospectus/Offer to Exchange entitled “Merger Agreement—No Solicitation of Acquisition Proposals”) and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain notice requirements in favor of UnitedHealth Group and the entry into an acceptable confidentiality agreement.

•

Company Adverse Recommendation Change in Response to a Superior Proposal; Ability to Accept a Superior Proposal. The Company Board may, in connection with a superior proposal, effect a change in recommendation (for further discussion, see the section of the Prospectus/Offer to Exchange entitled “Merger Agreement—No Solicitation of Acquisition Proposals”) and/or cause the Company to terminate the Merger Agreement to enter into a definitive agreement with respect to a superior proposal, if the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a five-business day

“match right” that would allow UnitedHealth Group to match a superior proposal, and which will renew for two additional business days upon any revisions to the financial terms or any material revisions to the other terms of the superior proposal. If the Merger Agreement is terminated in connection with the Company’s entering into a definitive agreement with respect to a superior proposal or changing its recommendation in response to a superior proposal, then the Company will have an obligation to pay UnitedHealth Group a termination fee of $90 million (as more fully described in the section of the Prospectus/Offer to Exchange entitled “Merger Agreement—Termination Fee”). The Company Board also considered, based on discussions with its independent financial and legal advisors, that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not meaningfully deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Company Board also recognized that the provisions in the Merger Agreement relating to match right and termination fees were insisted upon by UnitedHealth Group as a condition to entering into the Merger Agreement.

•	General Company Adverse Recommendation Change. The Company Board may also effect a change in recommendation other than in response to a superior proposal if the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a five-business day right that would allow UnitedHealth Group to propose adjustments to the terms and conditions of the Merger Agreement such that the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable law. If UnitedHealth Group terminates the Merger Agreement as a result of such adverse change in recommendation, the Company will have an obligation to pay UnitedHealth Group a termination fee of $90 million (as more fully described in the section of the Prospectus/Offer to Exchange entitled “Merger Agreement—Termination Fee”).

•	Extension of the Offer. Although the Purchaser’s obligation to accept and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to the satisfaction or waiver of a number of conditions, the Purchaser is required, under certain circumstances, to extend the Offer beyond the initial expiration date which will provide additional time for such conditions to be satisfied (see the section of the Prospectus/Offer to Exchange entitled “Exchange Offer Procedures—Extension, Termination and Amendment of Offer”).

•	End Date. The end date (as defined in the section of the Prospectus/Offer to Exchange entitled “Questions and Answers About the Transactions”) under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Offer and the Mergers, while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Obligations to Consummate the Offer and the Mergers. The Merger Agreement requires UnitedHealth Group to use its reasonable best efforts to consummate the Offer and the Mergers and to obtain requisite approvals to consummate the Offer and the Mergers.

•	Appraisal Rights. The Company Board considered the availability of statutory appraisal rights under Delaware law in connection with the First Merger for stockholders of the Company who do not tender their Shares into the Offer (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Transaction Consideration, which appraisal rights avoid delays in the transaction so that other stockholders of the Company will be able to receive in the Offer and the First Merger the Transaction Consideration, as applicable, for their Shares.

In reaching its determinations and recommendations described above, the Company Board also considered a number of uncertainties, risks and potentially negative factors relevant to the transactions, including the following (but not in any relative order of importance):

•	Floating Exchange Ratio. The Company Board considered that because 20-49% of the Transaction Consideration is payable in cash and the portion of a share of UnitedHealth Group common stock included in the Transaction Consideration will be determined based on a floating exchange ratio, the Company stockholders will not benefit from any increase in the trading price of UnitedHealth Group common stock between the execution of the Merger Agreement and the determination of the exchange ratio.

•	Non-Solicitation Covenant. The Company Board considered that the Merger Agreement prohibits the Company from soliciting takeover proposals from third parties (as more fully described in the section of the Prospectus/Offer to Exchange entitled “Merger Agreement—No Solicitation of Acquisition Proposals”).

•	Termination Fee. The Company Board considered the fact that the Company must pay UnitedHealth Group a termination fee of $90 million if the Merger Agreement is terminated under certain circumstances, including to accept a superior proposal (as more fully described in the section of the Prospectus/Offer to Exchange entitled “Merger Agreement—Termination Fee”).

•	Tax Treatment of the Offer and the Mergers. The Company Board considered the fact that receipt of the Cash Consideration by stockholders of the Company in exchange for their Shares would be taxable to the Company stockholders that are U.S. persons for federal tax income purposes.

•	Interim Operating Covenants. The Company Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the First Merger, requiring the Company and its subsidiaries to conduct their respective businesses in the ordinary course of business in all material respects and use their respective commercially reasonable efforts to, among other things, maintain and preserve intact the Company’s business organizations, and keep available the services of their key employees, and that these restrictions may limit the Company and its subsidiaries from taking specified actions, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the transactions (as more fully described in the section of the Prospectus/Offer to Exchange entitled “Merger Agreement—Conduct of SCA’s Business Pending the First Merger”).

•	Risks and Uncertainties Relating to the Combined Business. The Company Board considered the challenges of combining the business of the Company with that of UnitedHealth Group and the risk that the anticipated performance or operational synergies might not be fully realized.

•	Risks the Offer and the Mergers May Not Be Completed. The Company Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Mergers may not be consummated. The Company Board also considered the risks and costs to the Company if the Offer and the Mergers are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on vendors, distributors, customers, facilities, partners and others that do business with the Company and the potential effect on the trading price of the Shares.

•	Potential Conflicts of Interest. The Company Board considered the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Mergers that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”

The foregoing discussion of the reasons considered by the Company Board is intended to be a summary only and should not be considered an exhaustive list of all of the reasons considered by the Company Board. The

Company Board unanimously concluded that the positive reasons relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers, substantially outweighed the potential negative reasons. The Company Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Mergers, in light of the various reasons described above and other factors that the members of the Company Board believed were appropriate. In view of the wide variety of reasons considered by the Company Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Mergers, and the complexity of these matters, the Company Board did not consider it practical, and did not attempt to quantify, rank or otherwise assign relative weights to the specific reasons it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the Company Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the reasons discussed above, individual directors may have given different weights to different reasons. It should be noted that this explanation of the reasoning of the Company Board and certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially.

(d) Opinion of the Financial Advisor to the Company Board.

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated January 6, 2017 (the “Engagement Letter”), the Company retained J.P. Morgan as its financial advisor in connection with the proposed Offer and the Mergers (referred to in this section as the “Transaction”).

At the meeting of the Company Board on January 6, 2017, J.P. Morgan rendered its oral opinion to the Company Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Transaction Consideration to be paid in the proposed Transaction to the holders of Shares entitled to receive Transaction Consideration pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

J.P. Morgan has confirmed its January 6, 2017 oral opinion by delivering its written opinion to the Company Board, dated January 7, 2017, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Transaction Consideration to be paid in the proposed Transaction to the holders of Shares entitled to receive Transaction Consideration pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan dated January 7, 2017, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was provided to the Company Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transaction and was directed only to the Transaction Consideration to be paid in the proposed Transaction to the holders of Shares entitled to receive Transaction Consideration pursuant to the Merger Agreement and did not address any other aspect of the proposed Transaction. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its Shares into the Offer or how such stockholder should vote with respect to the proposed Transaction or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and UnitedHealth Group and the industries in which they operate;

•	compared the proposed financial terms of the proposed Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of the Company and UnitedHealth Group with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Shares and UnitedHealth Group common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business which are set forth in Table 1 of the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Certain Unaudited Prospective Financial Information” (referred to in this section as the “unaudited prospective financial information”) and certain financial analyses and forecasts derived therefrom by the management of the Company and guidance provided by management of the Company with respect to extrapolations derived therefrom by J.P. Morgan (which extrapolations were reviewed and approved by management of the Company); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the proposed Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Transactions on the financial condition and future prospects of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume any obligation to undertake any such independent verification of) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or UnitedHealth Group under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on the unaudited prospective financial information or on financial analyses and forecasts derived therefrom by the management of the Company and guidance provided by management of the Company with respect to extrapolations derived therefrom by J.P. Morgan (which extrapolations were reviewed and approved by management of the Company), J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which the unaudited prospective financial information or such financial analyses and forecasts derived therefrom by management and guidance provided by management of the Company with respect to extrapolations derived therefrom by J.P. Morgan (which extrapolations were reviewed and approved by management of the Company) relate. J.P. Morgan expressed no view as to the unaudited prospective financial information or the financial analyses and forecasts derived therefrom by the management of the Company and guidance provided by management of the Company with respect to extrapolations derived therefrom by J.P. Morgan (which extrapolations were reviewed and approved by management of the Company) or the assumptions on which they were based. J.P. Morgan also assumed that the proposed Transaction and other transactions contemplated by the Merger Agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company and UnitedHealth Group in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Transaction will be obtained without any adverse effect on the Company or UnitedHealth Group or on the contemplated benefits of the proposed Transaction.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of the date of its opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Transaction Consideration to be paid in the proposed Transaction to the holders of Shares entitled to receive Transaction Consideration pursuant to the Merger Agreement, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the proposed Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the proposed Transaction, or any class of such persons relative to the Transaction Consideration to be paid in the proposed Transaction to the holders of Shares entitled to receive Transaction Consideration pursuant to the Merger Agreement or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Shares or UnitedHealth Group common stock will trade at any future time.

The terms of the Merger Agreement, including the Transaction Consideration, were determined through arm’s length negotiations between the Company and UnitedHealth Group, and the decision to enter into the Merger Agreement was solely that of the Company Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the proposed Transaction and should not be viewed as determinative of the views of the Company Board or management with respect to the proposed Transaction or the Transaction Consideration to be paid in the proposed Transaction to the holders of Shares entitled to receive Transaction Consideration pursuant to the Merger Agreement.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its oral opinion to the Company Board on January 6, 2017 and contained in the presentation delivered to the Company Board on such date in connection with the rendering of such oral opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses. For purposes of the financial analyses utilized by J.P. Morgan in connection with providing its opinion, EBITDA for the Company was calculated as earnings before interest, taxes, depreciation and amortization before stock-based compensation, excluding income attributable to non-controlling interests.

Public Trading Multiples.

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Company or aspects thereof based on J.P. Morgan’s experience and its familiarity with the industries in which the Company operates. The companies selected by J.P. Morgan were as follows:

•	Surgery Partners, Inc.

•	Envision Healthcare Holdings, Inc.

•	TeamHealth Holdings Inc.

•	MEDNAX, Inc.

With respect to the selected companies, the information J.P. Morgan presented included the multiple of firm value (calculated as equity value plus net debt and, with respect to the Company, Surgery Partners, Inc. and Envision Healthcare Holdings, Inc., excluding non-controlling interests), referred to in this section as “FV”, to adjusted EBITDA (calculated as earnings before interest, taxes, depreciation and amortization before stock-based compensation, and, with respect to the Company, Surgery Partners, Inc. and Envision Healthcare Holdings, Inc., excluding income attributable to non-controlling interests), referred to in this section as “EBITDA”. Estimated financial data for the selected companies was based on the selected companies’ filings with the SEC and publicly available analyst consensus estimates for the calendar year ended 2017 that J.P. Morgan obtained from FactSet Research Systems. Results of this analysis were presented for the selected companies, as indicated in the following table:

Selected Company	FV/EBITDA 2017E Multiple
Surgery Partners, Inc.	9.5x
Envision Healthcare Holdings, Inc.	9.3x	*
TeamHealth Holdings Inc.	10.1x	**
MEDNAX, Inc.	10.7x

*	Pro forma for the merger between AMSURG Corp. and Envision Healthcare Holdings, Inc. announced on June 17, 2016 and completed on December 1, 2016.
**	Based on TeamHealth Holdings Inc.’s unaffected stock price as of October 28, 2016 prior to the announcement of The Blackstone Group’s acquisition of TeamHealth Holdings Inc.

Based on the above analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan then selected a FV/EBITDA 2017E reference range for the Company of 9.50x to 10.75x. Applying this range to the Company’s projected EBITDA for the calendar year ended 2017 included in the unaudited prospective financial information, the analysis indicated an implied equity value per Share between $26.25 and $33.25 (rounded to the nearest $0.25), which J.P. Morgan compared to the value of the Transaction Consideration of $57.00 per Share. J.P. Morgan also derived the FV/EBITDA 2017E multiples for the Company based on publicly available analyst consensus estimates and the unaudited prospective financial information of 14.00x and 13.30x, respectively, and noted that expanding the FV/EBITDA 2017E reference range to 9.50x to 14.00x and applying it to the Company’s projected EBITDA for the calendar year ended 2017 included in the unaudited prospective financial information would indicate an implied equity value per Share between $26.25 and $51.00 (rounded to the nearest $0.25), as compared to the value of the Transaction Consideration of $57.00 per Share.

Selected Transaction Analysis.

Using publicly available information, J.P. Morgan examined selected transactions with respect to businesses which J.P. Morgan judged to be analogous to the Company’s business or aspects thereof based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. The transactions indicated in the following table were selected by J.P. Morgan as relevant in evaluating the proposed Transaction. Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s EBITDA for the twelve-month period prior to the announcement date of the applicable transaction. Estimated financial data for the selected transactions was based on the selected companies’ filings with the SEC and publicly available analyst consensus estimates that J.P. Morgan obtained from FactSet Research Systems. Results of this analysis were presented for the selected transactions, as indicated in the following table:

Announcement Date	Acquiror	Target	LTM EBITDA Multiple
October 2016	Blackstone Group LP	TeamHealth Holdings Inc.	12.9x
June 2016	AMSURG Corp.	Envision Healthcare Holdings, Inc.	12.6x*
August 2015	TeamHealth Holdings Inc.	IPC Healthcare, Inc.	22.7x**
May 2014	AMSURG Corp.	Sheridan Healthcare, Inc.	12.2x*
June 2014	Surgery Partners Inc. / H.I.G. Capital, LLC	Symbion Holdings Corp.	10.3x
April 2011	AMSURG Corp.	National Surgical Care, Inc.	8.1x
January 2011	Surgery Partners Inc. / H.I.G. Capital, LLC	NovaMed, Inc.	7.7x*
April 2007	Crestview Partners, L.P.	Symbion Holdings Corp.	12.5x
March 2007	TPG Capital, L.P.	HealthSouth Corporation (Surgery Centers)	10.1x

*	EBITDA for Envision Healthcare Holdings, Inc. Sheridan Healthcare and NovaMed, Inc. calculated excluding income attributable to non-controlling interests.
**	Transaction included for reference purposes only and not as a component of J.P. Morgan’s fairness analysis.

Based on the above analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan then selected a LTM EBITDA multiple reference range for the Company of 8.00x to 13.00x. Applying this range to the Company’s EBITDA for calendar year 2016 included in the unaudited prospective financial information, this analysis indicated an implied equity value per Share between $11.50 and $35.25 (rounded to the nearest $0.25), which J.P. Morgan compared to the value of the Transaction Consideration of $57.00 per Share.

Discounted Cash Flow Analysis.

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. J.P. Morgan calculated the Unlevered Free Cash Flow Estimates for calendar years 2017 through 2031 (as set forth in Table 2 of the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Certain Unaudited Prospective Financial Information”), which were discussed with, and approved by, the Company’s management for J.P. Morgan’s use in connection with its financial analyses. J.P. Morgan also calculated a range of terminal values for the Company at the end of this period by applying terminal value growth rates ranging from 1.50% to 2.00% to the Unlevered Free Cash Flow Estimates for the Company during the terminal period. The Unlevered Free Cash Flow Estimates, the cash flows generated by potential tax savings resulting from utilization of the net operating losses of the Company as provided by the Company management and the range of terminal values were then discounted by J.P. Morgan to present value as of December 31, 2016 using discount rates ranging from 6.50% to 7.50%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the Unlevered Free Cash Flow Estimates and the range of terminal values were then adjusted by subtracting projected net debt as of December 31, 2016 and adding the discounted value as of December 31, 2016 of the cash flows generated by potential tax savings resulting from utilization of the net operating losses of the Company. This analysis indicated a range of implied equity values for the Company, which J.P. Morgan divided by the number of outstanding Shares, calculated on a fully-diluted basis, to derive a range of implied equity values per Share of between $40.00 and $70.50 (rounded to the nearest $0.25) per share, which J.P. Morgan compared to the value of the Transaction Consideration of $57.00 per Share.

Other Information

Historical Trading Range for the Company. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed the historical trading prices of the Shares during the 52-week period prior to January 5, 2017, the last trading day before delivery of J.P. Morgan’s oral opinion on January 6, 2017, noting that the low and high closing prices during such period ranged from $38.29 per share to $52.01 per Share, as compared to the value of the Transaction Consideration of $57.00 per Share.

Analyst Price Targets for the Company. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed certain publicly available equity research analyst share price targets for the Shares obtained from FactSet Research Systems, noting that the low and high share price targets ranged from $37.00 per share to $58.00 per Share, as compared to the value of the Transaction Consideration of $57.00 per Share.

Miscellaneous.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and certain of these companies may have characteristics that are materially different from those of the Company, and none of the selected transactions reviewed was identical to the proposed Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect the Company and the transactions differently than they would affect the proposed Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company Board in connection with the proposed Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

For financial advisory services rendered in connection with the Transaction (including the delivery of its opinion), the Company has agreed to pay J.P. Morgan a fee of $14 million, $2 million of which was payable upon delivery by J.P. Morgan of its opinion, and the remainder of which will become due upon the closing of the proposed Transaction. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its reasonable costs and expenses incurred in connection with its services, including certain of the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company, UnitedHealth Group and TPG Capital, L.P. (together with its affiliates, “TPG”) for which J.P. Morgan and such affiliates have received customary compensation. With respect to the Company, such services during such period have included acting as joint lead arranger and joint bookrunner with respect to its term loan B and revolving credit facility closed March 2015 and as sole bookrunner and sole lead arranger with respect to the increase of the said term loan B facility closed October 2016, as joint bookrunner with respect to its bond offering closed March 2015, and as joint bookrunner with respect to its equity offering closed March 2015. With respect to UnitedHealth Group, such services during such period have included acting as joint lead arranger and bookrunner with respect to its revolving credit facility closed April 2015 and joint lead arranger and bookrunner with respect to its term loan A facility closed April 2015, as joint bookrunner with respect to its bond offerings closed December 2016 and July 2015, respectively, and as financial advisor on its acquisition of Catamaran Corporation closed July 2015. With respect to TPG, such services during such period have included acting as joint lead arranger and bookrunner with respect to its syndicated credit facilities closed October 2015 and August 2016 respectively. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and UnitedHealth Group, for which J.P. Morgan receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of each of the Shares and UnitedHealth Group common stock. During the two years preceding the date of J.P. Morgan’s opinion, the aggregate fees received by J.P. Morgan from the Company were approximately $6 million, the aggregate fees received by J.P. Morgan from UnitedHealth Group were approximately $49 million and the aggregate fees received by J.P. Morgan from TPG were approximately $183 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or UnitedHealth Group for its own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

The Company retained J.P. Morgan to serve as its financial advisor in connection with the Offer and the Mergers and, in connection with such engagement, J.P. Morgan provided to the Company Board J.P. Morgan’s written opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board—Opinion of J.P. Morgan Securities LLC,” which is filed as Annex A hereto and is incorporated herein by reference. The Company Board selected J.P Morgan to serve as the Company’s financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and Mergers, its reputation in the investment community and its familiarity with the Company and its business.

In connection with J.P. Morgan’s services as the Company’s financial advisor, the Company has agreed to pay J.P. Morgan a transaction fee of $14 million, $2 million of which was payable upon delivery of its opinion, and the remainder of which will become due upon the closing of the Mergers. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its reasonable costs and expenses incurred in connection with its services, including certain of the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company, other than:

Name	Date	No. Shares	Sale or Exercise Price as Applicable	Nature of Transaction
Tom De Weerdt	12/31/2016	270	$39.33	Shares acquired under the Company’s TSPP in transactions that were exempt under both Rule 16b-3(d) and Rule 16b-3(c)
Andrew Hayek	01/03/2017	3,124	$11.18	Shares acquired pursuant to exercise of stock options
Andrew Hayek	01/03/2017	3,124	$45.37	Sale effected pursuant to Rule 10b5-1 plan
Andrew Hayek	01/09/2017	3,124	$11.18	Shares acquired pursuant to exercise of stock options
Andrew Hayek	01/09/2017	3,124	$56.55	Sale effected pursuant to Rule 10b5-1 plan
Andrew Hayek	01/17/2017	3,124	$11.18	Shares acquired pursuant to exercise of stock options
Andrew Hayek	01/17/2017	3,124	$56.62	Sale effected pursuant to Rule 10b5-1 plan
Andrew Hayek	01/23/2017	3,124	$11.18	Shares acquired pursuant to exercise of stock options
Andrew Hayek	01/23/2017	3,124	$56.55	Sale effected pursuant to Rule 10b5-1 plan
Andrew Hayek	01/30/2017	3,124	$11.18	Shares acquired pursuant to exercise of stock options
Andrew Hayek	01/30/2017	3,124	$56.51	Sale effected pursuant to Rule 10b5-1 plan
Andrew Hayek	02/06/2017	3,124	$11.18	Shares acquired pursuant to exercise of stock options
Andrew Hayek	02/06/2017	3,124	$56.56	Sale effected pursuant to Rule 10b5-1 plan
Andrew Hayek	02/13/2017	3,124	$11.18	Shares acquired pursuant to exercise of stock options
Andrew Hayek	02/13/2017	3,124	$56.47	Sale effected pursuant to Rule 10b5-1 plan

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information.

(a) Golden Parachute Compensation.

Set forth below is the information required by Item 402(t) of Regulation S-K, which requires disclosure regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer and Mergers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the compensation payable to the Company’s named executive officers in connection with the Offer and Mergers.

The arrangement pursuant to which the payment below will be made are described more fully in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Employment Agreements and Severance Payments Following the Mergers,” including the material conditions or obligations applicable to the receipt of payment or benefits. Pursuant to the terms of their employment agreements in effect upon the consummation of the Mergers, each named executive officer is entitled to certain “double trigger” severance payments upon a qualifying termination of employment. In each case, the severance payments are triggered upon a termination without “cause” or a resignation for “good reason”.

As described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Consideration for Shares, Company Stock Options, Company RSU Awards and Company Performance Share Awards in Connection with the Offer and the Mergers—Treatment of Company Stock Options, Company RSUs & Company PSAs,” pursuant to the terms of the Merger Agreement, each named executive officer’s outstanding Company Stock Options, Company RSUs and Company PSAs will be converted, on their existing terms (including as to vesting and forfeiture) into UnitedHealth Group Stock Options, UnitedHealth Group RSUs and UnitedHealth Group PSAs, respectively. All such awards are subject to “double trigger” vesting provisions and will vest in full upon a termination within four years after the Effective Time (extended from two years pursuant to the Transaction Documents).

The amounts set forth in the table below assume the following:

•	the Effective Time occurred on February 15, 2017, the last practicable date prior to the filing of this Schedule 14D-9;

•	the named executive officers were terminated without “cause” immediately following the Effective Time on February 15, 2017;

•	for purposes of valuing the UnitedHealth Group Stock Options, UnitedHealth Group RSUs and UnitedHealth Group PSAs, an assumed UnitedHealth Group Trading Price of $160.50 (which is the volume weighted average of the closing sale price per share of UnitedHealth Group common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including the third business day prior to the hypothetical closing date of February 15, 2017); and

•	that the amounts set forth in the table below are as calculated before any taxes that may be due on such amounts.

In addition, the amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Other ($)(4)	Total ($)
Andrew P. Hayek	$4,604,000	$23,190,108	—	$8,700	$27,802,808
Joseph T. Clark	$1,292,375	$6,044,793	$15,511	—	$7,352,679
Michael A. Rucker	$1,327,187	$7,568,175	—	$8,700	$8,904,062
Richard L. Sharff, Jr.	$1,125,566	$4,043,637	—	$8,700	$5,177,903
Tom W.F. De Weerdt	$1,111,969	$2,500,875	$6,773	—	$3,619,617

(1)	The amounts listed in this column represent “double trigger” cash severance amounts payable in the event the individual’s employment is terminated by the Company without “cause” or by the executive for “good reason”, if applicable, assuming base salaries and bonus opportunities remain unchanged from their current levels. For Messrs. Hayek, Rucker and Sharff, these represent the amounts that would become due under their new agreements with UnitedHealth Group. For Messrs. Clark and De Weerdt, these represent the amounts due under their existing employment agreements with the Company, as, in the case of Mr. Clark, amended. The estimated amounts for each named executive officer are as follows:

•	Mr. Hayek: $4,604,000 (payable in a lump sum, (i) 2 times base salary, (ii) 2 times target annual bonus, (iii) 1 times target annual bonus, and (iii) $12,000 to offset the costs of COBRA).

•	Mr. Clark: $1,292,375 ((i) 1.5 base salary and target annual bonus, which is payable in a lump sum within 40 days following his termination date, and (ii) a pro rata share of his annual bonus based upon achievement of the applicable performance objectives, which for purposes of this disclosure was assumed to have been achieved at target, and which is payable in a lump sum at the same time as the annual bonuses are paid to other employees).

•	Mr. Rucker: $1,327,187 (payable in a lump sum, (i) 18 months base salary, (ii) a pro rata share of his annual bonus based on the amount paid or payable for the most recent calendar year, which for purposes of this disclosure was assumed to have been paid at target, (iii) 1.5 times target annual bonus, and (iv) $12,000 to offset the costs of COBRA).

•	Mr. Sharff: $$1,125,566 (payable in a lump sum, (i) 18 months base salary, (ii) a pro rata share of his annual bonus based on the amount paid or payable for the most recent calendar year, which for purposes of this disclosure was assumed to have been paid at target, (iii) 1.5 times target annual bonus, and (iv) $12,000 to offset the costs of COBRA).

•	Mr. De Weerdt: $1,111,969 ((i) 1.5 times the sum base salary and target annual bonus, which is payable in a lump sum within 40 days following his termination date, and (ii) a pro rata share of his annual bonus based upon achievement of the applicable performance objectives, which for purposes of this disclosure was assumed to have been achieved at target, and which is payable in a lump sum at the same time as the annual bonuses are paid to other employees).

(2)	These amounts represent the value of the unvested UnitedHealth Group Stock Options and UnitedHealth Group RSUs and UnitedHealth Group PSAs held by each named executive officer, in each case the vesting of which is being accelerated pursuant to “double trigger” acceleration provisions triggered by a termination without “cause” within four years after the Effective Time. The value of such awards is based on an assumed UnitedHealth Group Trading Price of $160.50 (which is the volume weighted average of the closing sale prices per share of UnitedHealth Group common stock on the New York Stock Exchange on each of the five full consecutive trading days ending on and including the third business day prior to the hypothetical closing date of February 15, 2017).

Name	Value of UnitedHealth Group Stock Options ($)	Value of UnitedHealth Group RSUs and PSAs ($)(a)	Total ($)
Andrew P. Hayek	$10,838,835	$12,351,273	$23,190,108
Joseph T. Clark	$3,576,522	$2,468,271	$6,044,793
Michael A. Rucker	$4,514,685	$3,053,490	$7,568,175
Richard L. Sharff, Jr.	$2,315,853	$1,727,784	$4,043,637
Tom W.F. De Weerdt	$786,144	$1,714,731	$2,500,875

(a)	The values of UnitedHealth Group PSAs in this table are calculated based on vesting of the awards at target performance.
(3)	These amounts reflect the estimated value of medical benefits continuation for 18 months following termination.
(4)	These amounts reflect the estimated value of outplacement services.

(b) Appraisal Rights.

No appraisal rights are available in connection with the Offer and holders who tender their Shares in the Offer will not have appraisal rights in connection with the Mergers. However, if the Offer is successful and the First Merger is consummated, stockholders of the Company who have not properly tendered in the Offer, and who otherwise comply with the applicable procedures for demanding appraisal under DGCL Section 262, will be entitled to seek appraisal for the “fair value” of their Shares as determined by the Delaware Court of Chancery.

Stockholders should be aware that a financial advisor’s opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Mergers, is not an opinion as to, and does not otherwise address, fair value under DGCL Section 262. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

Under DGCL Section 262, where a merger is approved under DGCL Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER DGCL SECTION 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS WILL RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under DGCL Section 262 is not complete and is qualified in its entirety by the full text of DGCL Section 262, which is attached to this Schedule 14D-9 as Annex B.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•	the stockholder must deliver to the Company a written demand for appraisal by the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is February 21, 2017);

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificates. The demand must reasonably inform the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under DGCL Section 262 should mail or deliver a written demand to:

Surgical Care Affiliates, Inc.

569 Brookwood Village, Suite 901

Birmingham, AL 35209

Attn: Secretary

If the First Merger is consummated pursuant to DGCL Section 251(h), within 10 days after the Effective Time, the First Surviving Corporation or the Surviving Company must send an additional notice of the Effective Time to all of the Company’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to the Company in accordance with DGCL Section 262. Within 120 days after the Effective Time, either the First Surviving Corporation, the Surviving Company or any stockholder who has complied with the requirements of DGCL Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the First Surviving Corporation or the Surviving Company in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The First Surviving Corporation and the Surviving Company are under no obligation to file any such petition and have no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in DGCL Section 262.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of DGCL Section 262 to that point in time may receive from the First Surviving Corporation or the Surviving Company, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the First Surviving Corporation or the Surviving Company has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the First Surviving Corporation or the Surviving Company the statement described in the previous sentence. The First Surviving Corporation or the Surviving Company must mail this statement to the stockholder within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the First Surviving Corporation or the Surviving Company, the First Surviving Corporation or the Surviving Company will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the First Surviving Corporation or the Surviving Company. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with DGCL Section 262 and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to such stockholder.

If immediately before the Effective Time, the Shares are listed on a national securities exchange, the Delaware Court of Chancery will dismiss the appraisal proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding Shares, (ii) the value of the consideration provided in the First Merger for such total number of Shares exceeds $1 million, or (iii) the First Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Delaware Court of Chancery will thereafter determine the fair value of the Shares held by stockholders who have complied with DGCL Section 262, exclusive of any element of value arising from the accomplishment or expectation of the Mergers, but together with the interest if any, to be paid on the amount determined to be fair value. Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown. At any time before the entry of the judgment in the proceedings, the First Surviving Corporation or the Surviving Company may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter only on the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. DGCL Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed DGCL Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the fair value of the Shares to be more than, less than or equal to the consideration that the stockholders would otherwise receive under the Merger Agreement, which is the same as the Transaction Consideration. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Transaction Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The fair value of the Shares as determined under DGCL Section 262 could be greater than, the same as, or less than the Transaction Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under DGCL Section 262. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Transaction Consideration.

Any stockholder who has duly demanded an appraisal in compliance with DGCL Section 262 may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the First Merger within 60 days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than 60 days after the Effective Time will require written approval by the First Surviving Corporation or the Surviving Company, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Transaction Consideration offered pursuant to the Merger Agreement within 60 days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, such stockholder’s Shares will be converted into the right to receive the Transaction Consideration described in the Merger Agreement.

FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE TRANSACTION CONSIDERATION DESCRIBED IN

THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF DGCL SECTION 262, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

(c) Anti-Takeover Statute.

The Company has opted out of Section 203 of the DGCL (“DGCL Section 203”). However, the Company’s Certificate of Incorporation contains provisions substantially similar to DGCL Section 203 (such provisions, the “Antitakeover Provisions”), that would prevent the Company from engaging in a “business combination” (as defined in Article XIII, Section 3 of the Company’s certificate of incorporation filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2013) with an “interested stockholder” (generally defined as a person beneficially owning 15% or more of the Company’s voting stock) for three years following the date such person became an interested stockholder unless: (a) prior to such time, the Company Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers or (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) at or subsequent to such time, the business combination is approved by the Company Board and is authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Company which is not owned by the interested stockholder. Pursuant to the unanimous written resolutions of the Company Board on January 6, 2017 and in accordance with the Antitakeover Provisions, the Company Board approved the Merger Agreement, the Tender and Support Agreement, the Offer, the Mergers and the other transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of the Antitakeover Provisions are inapplicable to the Offer, the Mergers and the other transactions contemplated under the Merger Agreement.

(d) Regulatory Approvals.

Antitrust in the United States

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and related rules and regulations issued by the Federal Trade Commission (the “FTC”), applicable to the Offer, the acquisition of Shares pursuant to the Offer may be consummated following the expiration of a 30-day waiting period following the filing by UnitedHealth Group of its Premerger Notification and Report Form with respect to the Offer, unless (a) the parties receive a request for additional information or documentary material (a “Second Request”) from the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or the FTC, or (b) early termination of the waiting period is granted.

The Company and UnitedHealth Group each filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division and with the FTC on January 13, 2017. The required waiting period under the HSR Act expired at 11:59 p.m. New York City time, on February 13, 2017. Accordingly, the condition to the offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

At any time before or after UnitedHealth Group’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares by UnitedHealth Group pursuant to the Offer or seeking the divestiture of Shares acquired by UnitedHealth Group or the divestiture of substantial assets of the Company or its subsidiaries or UnitedHealth Group or its subsidiaries. State attorneys general may also bring legal action under state antitrust and consumer protection laws. Private parties may also bring legal action under federal and state antitrust and consumer protection laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Certain Health Care Regulatory Approvals

In certain states, the Company is required to obtain certificates of need and licenses to operate an ambulatory surgery center pursuant to applicable health care laws in order to consummate the Offer and the Mergers. Pursuant to the Merger Agreement, Purchaser is not required to, and UnitedHealth Group is not required to cause Purchaser to, accept any Shares tendered into the Offer for payment if, at the expiration of the Offer, the Company has failed to obtain all consents, authorizations, waivers and approvals and to make all filings, applications and notices, in each case with respect to such certificates of need and licenses with respect to more than 6% of all facilities that provide health care services that are operated or managed by the Company or any of its subsidiaries.

(e) Merger without a Vote.

If the Offer is consummated, the Company will not seek the approval of the Company’s remaining public stockholders before effecting the First Merger. DGCL Section 251(h) provides that following consummation of a successful tender offer for a corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if UnitedHealth Group consummates the Offer, UnitedHealth Group and the Company are obligated pursuant to the Merger Agreement to effect the First Merger without a vote of the stockholders of the Company in accordance with DGCL Section 251(h).

(f) Certain Unaudited Prospective Financial Information.

The Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of such forecasts or projections and the underlying assumptions and estimates. However, in connection with its evaluation of UnitedHealth Group’s acquisition proposal, the Company’s management prepared certain unaudited prospective financial information that was presented to the Company Board on December 17, 2016 (the “unaudited prospective financial information”). The Company’s management provided the unaudited prospective financial information to (i) the Company Board on December 17, 2016 for purposes of considering and evaluating UnitedHealth Group’s acquisition proposal, (ii) UnitedHealth Group on December 20, 2016 in connection with its evaluation of an acquisition of the Company, and (iii) J.P Morgan in connection with the rendering of J.P. Morgan’s fairness opinion to the Company Board and in performing its related financial analyses, as described above in “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board—Opinion of J.P. Morgan Securities LLC ”. The Company Board directed J.P Morgan to use the unaudited prospective financial information in performing its financial analyses in connection with the rendering of its fairness opinion. To give holders of Shares access to certain nonpublic information that was available to the Company Board, UnitedHealth Group and J.P. Morgan at the time of the evaluation of the Offer, the Mergers and the other transactions contemplated by the Merger Agreement, certain of the unaudited prospective financial information is included below.

The unaudited prospective financial information was developed from historical financial statements and a series of independent assumptions and estimates of Company management related to future trends and did not give effect to any significant changes or expenses as a result of the Offer, the Mergers or the other transactions contemplated by the Merger Agreement or any other effects of the Offer, the Mergers and the other transactions contemplated by the Merger Agreement. The unaudited prospective financial information have been prepared by Company management and were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the unaudited prospective financial information and does not express an opinion or any form of assurance related thereto. The PricewaterhouseCoopers LLP report included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 relates to the Company’s historical financial information. It does not extend to the unaudited prospective financial information and should not be read to do so. The inclusion of the unaudited prospective financial information in this Schedule 14D-9 should not be regarded as an indication that the Company, UnitedHealth Group, J.P. Morgan or any of their respective affiliates, or any other recipient of this information considered, or now considers, such unaudited prospective financial information to be a reliable prediction of future results or any actual future events. None of the Company, UnitedHealth Group, J.P. Morgan, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the unaudited prospective financial information included below. Except as required by law, none of the Company, UnitedHealth Group, J.P Morgan or any of their respective affiliates intends to, and each of them disclaims any obligation to, update, revise, or correct the unaudited prospective financial information if they are or become inaccurate (in the long term or the short term).

The Company’s future financial results may materially differ from those expressed in the unaudited prospective financial information. While presented with numerical specificity, the unaudited prospective financial information necessarily was based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, which assumptions may not prove to have been, or may no longer be, accurate. The Company cannot ensure that any of the results expressed in the unaudited prospective financial information will be realized or that the Company’s future financial results will not materially vary from the unaudited prospective financial information. The unaudited prospective financial information speaks only as of the date it was prepared as it does not take into account any circumstances or events occurring after the date they were prepared, including the January 9, 2017 announcement of the Merger Agreement or pendency of the transaction with UnitedHealth Group, and has not been updated since its date of preparation. In addition, the unaudited prospective financial information does not take into account the effect of any failure of the Offer, the Mergers and the other transactions contemplated by the Merger Agreement to occur and should not be viewed as accurate or continuing in that context. Because the unaudited prospective financial information covers multiple years, by their nature, it becomes subject to greater uncertainty with each successive year.

In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, Company stockholders are cautioned not to place undue reliance on the unaudited prospective financial information. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future. The unaudited prospective financial information should be evaluated in conjunction with the Company’s historical financial statements and other information regarding the Company and its public filings with the SEC.

The unaudited prospective financial information is summarized in Table 1 below:

Table 1—Unaudited Prospective Financial Information

Fiscal Year Ended 12/31	2016E	2017E	2018E	2019E	2020E	2021E
Net Revenue (in millions)	$1,200	$1,408	$1,677	$1,940	$2,225	$2,573
EBITDA (in millions)(1)	$201	$235	$282	$332	$386	$447
Adjusted Net Income (in millions)(2)	$76	$94	$121	$150	$181	$220
Adjusted EPS(2)	$1.85	$2.26	$2.86	$3.50	$4.19	$4.99

(1)	As used in this section of the Schedule 14D-9, EBITDA represents earnings before interest, taxes, depreciation and amortization before stock-based compensation, less income attributable to non-controlling interests. EBITDA is a non-GAAP financial measure.
(2)	As used in this section of the Schedule 14D-9, Adjusted Net Income and Adjusted EPS include certain non-GAAP adjustments to remove the effects of stock-based compensation, amortization, provisions for income taxes and, in the case of 2016E Adjusted Net Income and 2016E Adjusted EPS, impairment of assets and other non-recurring losses. Adjusted EPS is based on a weighted average of outstanding shares of the Company’s common stock. Adjusted Net Income and Adjusted EPS are each non-GAAP financial measures.

In connection with the rendering of its fairness opinion to the Company Board and in performing its related financial analyses, J.P. Morgan calculated unlevered free cash flow estimates of the Company for calendar years 2017 through 2031 (such estimates of unlevered free cash flow, the “Unlevered Free Cash Flow Estimates”) based on the unaudited prospective financial information for calendar years 2017 through 2021 and certain extrapolations derived therefrom by J.P. Morgan on the basis of and in accordance with guidance provided by Company management, which extrapolations were reviewed and approved by Company management, for calendar years 2022 through 2031. In deriving such extrapolations from the unaudited prospective financial information for calendar years 2017 through 2021, J.P. Morgan, on the basis of and in accordance with guidance provided by Company management, utilized the following assumptions provided by Company management: (i) EBITDA generated by the Company’s existing facilities from 2018 to 2021 was expected to increase by 3.00% per annum, with the increase in EBITDA declining over the course of the forecast period to 1.50% by 2030; (ii) the Company would establish 9 to 12 de novo facilities per annum for 2017 to 2021 up to a maximum 16 de novo facilities per annum in 2026 and thereafter the number of de novo facilities established by the Company each year would decline to $0 in 2031; and (iii) cash spent to acquire new facilities would increase each year over the forecast period up to a maximum of $276 million in 2024 and would thereafter decline each year over the forecast period to $0 in 2031. The Unlevered Free Cash Flow Estimates were discussed with, and approved by, the Company’s management for J.P. Morgan’s use in connection with its financial analyses.

The Unlevered Free Cash Flow Estimates for calendar years 2017 through 2031 and estimates of EBITDA for 2022 through 2031 are summarized in Table 2 below:

Table 2—EBITDA Estimates and Unlevered Free Cash Flow Estimates

Calendar Years 2017E through 2021E

Fiscal Year	2017E	2018E	2019E	2020E	2021E
Unlevered Free Cash Flow (in millions)(1)	($52)	($69)	($51)	($26)	($50)

Calendar Years 2022E through 2031E

Fiscal Year	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
EBITDA(2)	$504	$568	$633	$698	$754	$807	$852	$888	$914	$933
Unlevered Free Cash Flow (in millions)(1)	($82)	($71)	($57)	$14	$76	$154	$229	$297	$350	$397

(1)	As used in this section of the Schedule 14D-9, the Unlevered Free Cash Flow Estimates for a given period are calculated as follows: EBITDA minus (i) taxes, (ii) stock based compensation and other expenses, (iii) capital expenditures, and (iv) expenditures on acquisitions and de novo facilities, and plus income attributable to noncontrolling interests and equity (in each case, net of distributions), after giving effect to the impact of changes in net working capital (including impact from allowance for doubtful accounts and deferred taxes).
(2)	As used in this section of the Schedule 14D-9, EBITDA represents earnings before interest, taxes, depreciation and amortization before stock-based compensation, less income attributable to non-controlling interests. EBITDA is a non-GAAP financial measure.

(g) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 may contain statements that constitute “forward-looking statements,” including, for example, information related to UnitedHealth Group, the Company and the proposed acquisition of the Company by UnitedHealth Group. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “project,” “should” and similar expressions identify forward-looking statements, which generally are not historical in nature. Such statements reflect the current analysis of existing information and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the possibility that various conditions to the consummation of the Offer and the Mergers may not be satisfied or waived, including the receipt of regulatory clearances related to the Mergers; uncertainty as to how many Shares will be tendered into the Offer; the risk that the Offer and the Mergers will not close within the anticipated time periods, or at all; the failure to complete or receive the anticipated benefits from UnitedHealth Group’s acquisition of the Company; the possibility that the parties may be unable to successfully integrate the Company’s operations into those of UnitedHealth Group; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, suppliers or physicians) may be greater than expected following the transaction; the retention of certain key employees at the Company may not be achieved; the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; UnitedHealth Group and the Company are subject to intense competition; factors that affect UnitedHealth Group’s ability to generate sufficient funds to maintain its quarterly dividend payment cycle; the effects of local and national economic, credit and capital market conditions; and the other risks and uncertainties relating to UnitedHealth Group and the Company described in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2016, and in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

The Company assumes no obligation to update the information in this Schedule 14D-9, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements or information, which speak only as of the date hereof.

(h) Where You Can Find More Information.

This Schedule 14D-9 relates to a pending business combination transaction between UnitedHealth Group and the Company. This Schedule 14D-9 is for informational purposes only and is neither an offer to sell or exchange, nor a solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

UnitedHealth Group has filed a registration statement on Form S-4 related to the transaction with the SEC and may file amendments thereto. UnitedHealth Group and a wholly-owned subsidiary of UnitedHealth Group intend to file a tender offer statement on Schedule TO (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC and may file amendments thereto. The Company may file amendments to this solicitation/recommendation statement on Schedule 14D-9. The Company and UnitedHealth Group may also file other documents with the SEC regarding the transaction. This Schedule 14D-9 is not a substitute for any registration statement, Schedule TO or any other document which the Company or UnitedHealth Group may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), this solicitation/recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety when they become available before making any decision regarding exchanging their shares, because they will contain important information about the transaction. The prospectus/offer to exchange, the related letter of transmittal and certain other exchange offer documents, as well as the solicitation/recommendation statement, will be made available to all holders of the Company’s stock at no expense to them. The exchange offer materials and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials may be obtained for free by contacting UnitedHealth Group’s Investor Relations department at (800) 328-5979. Additional copies of the solicitation/recommendation statement may be obtained for free by contacting the Company’s Investor Relations department at (800) 768-0094.

In addition to the SEC filings made in connection with the transaction, each of UnitedHealth Group and the Company files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. UnitedHealth Group’s and the Company’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Item 9.	Exhibits.

The following Exhibits are filed with or incorporated by reference in this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated February 21, 2017 (incorporated herein by reference to the Registration Statement on Form S-4, filed by UnitedHealth Group Incorporated with the U.S. Securities and Exchange Commission on February 21, 2017).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.5 to the Registration Statement on Form S-4 filed by UnitedHealth Group Incorporated with the U.S. Securities and Exchange Commission on February 21, 2017).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form S-4 filed by UnitedHealth Group Incorporated with the U.S. Securities and Exchange Commission on February 21, 2017).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.7 to Registration Statement on the Form S-4 filed by UnitedHealth Group Incorporated with the U.S. Securities and Exchange Commission on February 21, 2017).

(a)(1)(E)	Press Release issued by UnitedHealth Group Incorporated, dated February 21, 2017, announcing commencement of the exchange offer (incorporated herein by reference to Exhibit (a)(5)(L) to the Schedule TO of Spartan Merger Sub 1, Inc. and UnitedHealth Group Incorporated, filed by UnitedHealth Group Incorporated and Spartan Merger Sub 1, Inc., with the U.S. Securities and Exchange Commission on February 21, 2017.

Exhibit No.	Description

(a)(5)(A)	Joint Press Release issued by UnitedHealth Group Incorporated and Surgical Care Affiliates, Inc. dated January 9, 2017 (incorporated herein by reference to the Exhibit 99.1 to the Current Report on Form 8-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 9, 2017).

(a)(5)(B)	Opinion, dated January 7, 2017, of J.P. Morgan Securities LLC to the Board of Directors of Surgical Care Affiliates, Inc. (incorporated herein by reference to Annex A attached to this Schedule 14D-9).

(a)(5)(C)	Transcript of Surgical Care Affiliates, Inc./OptumCare Combination Video Message, dated January 9, 2017 (incorporated herein by reference to the Form 425 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 9, 2017).

(a)(5)(D)	Email sent by Andrew Hayek, the CEO of Surgical Care Affiliates, Inc., to teammates and physician partners, dated January 9, 2017 (incorporated herein by reference the Form 425 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 9, 2017).

(a)(5)(E)	Transcript of Surgical Care Affiliates, Inc./OptumCare Combination Video Message, dated January 9, 2017 (incorporated herein by reference to the Form 425 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 9, 2017).

(a)(5)(F)	Letter sent by Andrew Hayek, the CEO of Surgical Care Affiliates, Inc. to physician partners, dated January 9, 2017 (incorporated herein by reference to the Form 425 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 9, 2017).

(a)(5)(G)	Article written by Michael Wegmann, Director of Physician Recruitment at Surgical Care Affiliates, Inc., dated January 11, 2017 (incorporated herein by reference to the Form 425 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 17, 2017).

(a)(1)(H)	Optum/Surgical Care Affiliates, Inc. Summary and Frequently Asked Questions, dated January 18, 2017 (incorporated herein by reference to the Form 425 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 18, 2017).

(a)(5)(I)	Overview Presentation by Surgical Care Affiliates, Inc., dated January 18, 2017 (incorporated herein by reference to the Form 425 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 18, 2017).

(a)(5)(J)	Optum/Surgical Care Affiliates, Inc. Physician Frequently Asked Questions, dated January 18, 2017 (incorporated herein by reference to the Form 425 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 18, 2017).

(a)(5)(K)	Surgical Care Affiliates, Inc. Physician Update Presentation, dated January 18, 2017 (incorporated herein by reference to the Form 425 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 18, 2017).

(e)(1)	Agreement and Plan of Reorganization, dated January 7, 2017, among UnitedHealth Group Incorporated, Spartan Merger Sub 1, Inc., Spartan Merger Sub 2 LLC and Surgical Care Affiliates, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on January 9, 2017).

(e)(2)	Tender and Support Agreement, dated January 7, 2017, among UnitedHealth Group Incorporated, Spartan Merger Sub 1, Inc., TPG Partners V, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P. (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4, filed by UnitedHealth Group Incorporated with the U.S. Securities and Exchange Commission on February 21, 2017).

Exhibit No.	Description

(e)(3)	Excerpts from Surgical Care Affiliates, Inc.’s Definitive Proxy Statement on Schedule 14A related to the 2016 Annual Meeting of Stockholders as filed with the U.S. Securities and Exchange Commission on April 22, 2016.

(e)(4)	Conformed copy of Surgical Care Affiliates, Inc. Management Equity Incentive Plan, adopted November 16, 2007 (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on September 5, 2013).

(e)(5)	Form of Time-Based Option Award Under the Management Equity Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on September 5, 2013).

(e)(6)	Conformed copy of Surgical Care Affiliates, Inc. Directors and Consultants Equity Incentive Plan, adopted June 24, 2008 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form S-1 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on September 5, 2013).

(e)(7)	Form of Option Award to Directors Under the Director and Consultant Equity Incentive Plan (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on Form S-1 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on September 5, 2013).

(e)(8)	Restricted Equity Unit Grant Agreement, dated July 24, 2008, between Surgical Care Affiliates LLC, ASC Acquisition LLC and Andrew Hayek (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on Form S-1 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on September 5, 2013).

(e)(9)	Form of Director Restricted Equity Unit Grant Agreement (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on Form S-1 filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on September 5, 2013).

(e)(10)	Surgical Care Affiliates, Inc. 2013 Omnibus Long-Term Incentive Plan (incorporated herein by reference to Exhibit 10.18 to the Annual Report on Form 10-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on February 22, 2016).

(e)(11)	Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Long-Term Incentive Plan (2013 Directors Grants) (incorporated herein by reference to Exhibit 10.31 to the Annual Report on Form 10-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on March 24, 2014).

(e)(12)	Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Long-Term Incentive Plan (2014 Directors Grants) (incorporated herein by reference to Exhibit 10.32 to the Annual Report on Form 10-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on March 10, 2015).

(e)(13)	Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Long-Term Incentive Plan (2015 Directors Grants) (incorporated herein by reference to Exhibit 10.21 to the Annual Report on Form 10-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on February 22, 2016).

(e)(14)	Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Long-Term Incentive Plan (2013 and 2014 Employee Grants) (incorporated herein by reference to Exhibit 10.32 to the Annual Report on Form 10-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on March 24, 2014).

Exhibit No.	Description

(e)(15)	Form of Amendment to Restricted Stock Unit Award Agreement under 2013 Omnibus Long-Term Incentive Plan (Hayek) (incorporated herein by reference to Exhibit 10.36 to the Annual Report on Form 10-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on March 10, 2015).

(e)(16)	Form of Restricted Stock Unit Award Agreement under 2013 Omnibus Long-Term Incentive Plan (2015 Employee Grants) (incorporated herein by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on February 22, 2016).

(e)(17)	Form of Non-qualified Stock Option Agreement under 2013 Omnibus Long-Term Incentive Plan (2013 and 2014 Employee Grants) (incorporated herein by reference to Exhibit 10.33 to the Annual Report on Form 10-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on March 24, 2014).

(e)(18)	Form of Amendment to Non-qualified Stock Option Agreement under 2013 Omnibus Long-Term Incentive Plan (Hayek) (incorporated herein by reference to Exhibit 10.35 to the Annual Report on Form 10-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on March 10, 2015).

(e)(19)	Form of Non-qualified Stock Option Agreement under 2013 Omnibus Long-Term Incentive Plan (2015 Employee Grants) (incorporated herein by reference to Exhibit 10.27 to the Annual Report on Form 10-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on February 22, 2016).

(e)(20)	Employment Agreement, dated as of January 6, 2017, by and between UnitedHealth Group Incorporated and Andrew Hayek.

(e)(21)	Employment Agreement, dated as of January 6, 2017, by and between UnitedHealth Group Incorporated and Michael Rucker.

(e)(22)	Employment Agreement, dated as of January 6, 2017, by and between UnitedHealth Group Incorporated and Richard Sharff.

(e)(23)	Employment Agreement, dated as of October 30, 2013, by and among Surgical Care Affiliates, Inc., Surgical Care Affiliates LLC and Joseph Clark (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on November 4, 2013).

(e)(24)	Amendment of Employment Agreement, dated as of January 6, 2017, by and between Surgical Care Affiliates, Inc. and Joseph Clark.

(e)(25)	Employment Agreement, dated as of October 30, 2013, by and among Surgical Care Affiliates, Inc., Surgical Care Affiliates LLC and Tom De Weerdt (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Surgical Care Affiliates, Inc. with the U.S. Securities and Exchange Commission on April 17, 2015).

Annex A—Opinion, dated January 7, 2017, of J.P. Morgan Securities LLC to the Company Board

Annex B—Section 262 of the General Corporation Law of the State of Delaware

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2017	Surgical Care Affiliates, Inc.

	By:	/s/ Andrew P. Hayek
Andrew P. Hayek, Chairman, President and Chief Executive Officer

Annex A

January 7, 2017

The Board of Directors

Surgical Care Affiliates, Inc.

510 Lake Cook Road, Suite 400

Deerfield, IL 60015

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the Transaction Consideration (as defined below) to be paid to the to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Surgical Care Affiliates, Inc. (the “Company”) entitled to receive Transaction Consideration pursuant to the Agreement and Plan of Reorganization, dated as of January 7, 2017 (the “Agreement”), by and among the Company, UnitedHealth Group Incorporated (the “Acquiror”), Spartan Merger Sub 2, LLC, a direct wholly-owned subsidiary of the Acquiror (“Merger Sub 2”), and Spartan Merger Sub 1, Inc., a direct wholly-owned subsidiary of Merger Sub 2 and an indirect wholly-owned subsidiary of the Acquiror (“Purchaser”), to such holders. Pursuant to the Agreement, Purchaser will commence an exchange offer to acquire all outstanding shares of the Company Common Stock (the “Exchange Offer”), entitling the exchanging holder to receive the Transaction Consideration for each share of Company Common Stock so exchanged upon the terms and subject to the conditions set forth in the Agreement. Following completion of the Exchange Offer, Purchaser will merge with and into the Company, with the Company surviving such merger (the “First Merger”), and immediately following the first merger, the Company will merge with and into Merger Sub 2, with Merger Sub 2 surviving the merger (the second merger, together with the First Merger, the “Mergers”, and, together with the Exchange Offer, the “Transactions”). In connection with the First Merger, each outstanding share of Company Common Stock issued and outstanding prior to the effective time of the First Merger (other than Cancelled Shares (as defined in the Agreement) and Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive the Transaction Consideration. In connection with the Agreement, certain stockholders of the Company affiliated with TPG Capital, L.P. (collectively with their affiliates, the “Related Party”) are entering into an agreement pursuant to which, among other things, such persons will agree to tender shares of Company Common Stock owned by them into the Exchange Offer and vote shares of Company Common Stock owned by them in favor of adoption of the Agreement if a vote is required to effect the First Merger pursuant to the General Corporation Law of the State of Delaware. The “Transaction Consideration” means either (i) (x) $11.40 per share in cash (the “Minimum Cash Consideration”) and (y) a number of shares of common stock, par value $0.01 per share, of the Acquiror (“Acquiror Common Stock”) equal to $57.00 minus the Minimum Cash Consideration, divided by the volume weighted average of the closing sale prices per share of Acquiror Common Stock on the New York Stock Exchange on each of the five (5) full consecutive trading days ending on and including the third (3rd) business day prior to the date of the closing of the Mergers (the “Acquiror Trading Price”), or (ii) (x) an amount in cash per share greater than the Minimum Cash Consideration and not to exceed $27.93 (the “Alternative Cash Consideration”) and (y) a number of shares of Acquiror Common Stock equal to $57.00 minus the Alternative Cash Consideration, divided by the Acquiror Trading Price. The form of the Transaction Consideration will be determined by an election of the Acquiror to be made no later than 5:00 p.m., New York City time, on the tenth business day prior to the expiration of the Exchange Offer.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transactions, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Transactions on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transactions and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transactions.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Transaction Consideration to be paid in the proposed Transactions to the holders of Company Common Stock entitled to receive Transaction Consideration pursuant to the Agreement, and we express no opinion as to the fairness of any consideration to be paid in connection with the Transactions to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transactions. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transactions, or any class of such persons relative to the Transaction Consideration to be paid in the proposed Transactions to the holders of Company Common Stock entitled to receive Transaction Consideration pursuant to the Agreement or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or Acquiror Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transactions and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transactions are consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, the Acquiror and the Related Party, for which we and such affiliates have received customary compensation. With respect to the Company, such services during such period have included acting as joint lead arranger and joint bookrunner with respect to its term loan B and revolving credit facility closed March 2015 and as sole bookrunner and sole lead arranger with respect to the increase of the said term loan B facility closed October 2016; as joint bookrunner with respect to its bond offering closed March 2015; and as joint bookrunner with respect to its equity offering closed March 2015. With respect to the Acquiror, such services during such period have included acting as joint lead arranger and bookrunner with respect to its revolving credit facility closed April 2015 and joint lead arranger and bookrunner with respect to its term loan A facility closed April 2015; as joint bookrunner with respect to its bond offerings closed December 2016 and July 2015, respectively; and as financial advisor on its acquisition of Catamaran Corporation closed July 2015. With respect to the Related Party, such services during such period have included acting as joint lead arranger and bookrunner with respect to its syndicated credit facilities closed October 2015 and August 2016 respectively. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company and the Acquiror, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of each of the Company Common Stock and the Acquiror Common Stock. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Transaction Consideration to be paid in the proposed Transactions to the holders of Company Common Stock entitled to receive Transaction Consideration pursuant to the Agreement is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transactions. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Exchange Offer or how such shareholder should vote with respect to the Transactions or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

Annex B

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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